


UniFirst

Celebrating 75 years of innovative

uniforms and services enhancing North America's business image.

UniFirst U1st

Financial Highlights

range of new sanitization services were introduced for more complete workplace disinfection.

Like our Core Laundry and Specialty Garment units, our First Aid operations reported record revenues in 2011, increasing the top line by 12.5% over 2010. The segment also set a new operating income record for the year, surpassing last year's results by 45.3%. These gains were led by the operation's pill packaging unit, which continued to capitalize on the growing demand for over-the-counter private label products as alternatives to "name brand" drugs. The wholesale distribution division also contributed nicely to the growth, while the B-to-B first aid supply business showed positive momentum throughout the year after stabilizing from its recessionary slump.

As part of our resolute commitment to continuous improvement and to maintaining our leadership position in product and service quality, our ISO 9001:2008 certification program continued moving forward in 2011, as we certified several additional UniFirst service facilities during the year. Today, we're proud that all our Specialty Garment and manufacturing facilities, our centralized distribution center, and nearly half of our industrial laundries are ISO certified. With more plant certifications scheduled for 2012, our goal is to have 100% of our service sites certified in the coming years. By ISO certifying these centers, we not only differentiate ourselves from competitors, but we also ensure our people are consistently following prescribed protocols and procedures in the most effective and productive manner.

Looking ahead, we're cautiously confident about our business opportunities and growth potential for fiscal 2012 and beyond. But there's continued uncertainty ahead with respect to economic and employment recoveries which could have an impact on our performance. The consensus opinion among private and government analysts largely points toward continued, but very slow, economic growth for the coming year. Meanwhile, job growth, which is crucial to the uniform rental business, is projected to pick up only slightly with overall unemployment rates remaining high.

Therefore, in light of projected economic conditions, continued high energy prices, pressures on merchandise and other costs, and strong competition in the marketplace, we'll be carefully monitoring all economic variables throughout 2012 and making any operational adjustments required in order to maximize our revenues and profits. As always, all that we do will focus on protecting both short- and long-term financial interests for UniFirst shareholders.

I have great confidence that, ultimately, it will be our Team Partners who will drive UniFirst's continued success by fulfilling their annual pledge to our Company's founding values and our *Essentials of Quality Service*. By adhering to these customer-centric guidelines, UniFirst will consistently exceed customer expectations and produce returns for our shareholders.

Meanwhile, we stand prepared for the challenges ahead and look forward to reporting to you on our Company's progress throughout 2012.



—RONALD D. CROATTI
Chairman of the Board, President, and Chief Executive Officer



902.1
1.023
1.013
1.026
1.134
'07
'08
'09
'10
'11

Revenues
(in millions of dollars)



45.2
61.0
75.9
76.4
76.5
'07
'08
'09
'10
'11

Net Income
(in millions of dollars)



497.3
556.8
627.0
708.1
797.9
'07
'08
'09
'10
'11

Shareholders' Equity
(in millions of dollars)

UniFirst Today

2011

UniFirst's mission is to be continually recognized as the leading provider of quality uniform products and ancillary business services. To that end, we deliver enhanced image, branding, safety, and cleanliness solutions that represent the very best customer value and produce the greatest user benefits.



Corporate Headquarters
Service Locations
Distribution Centers
Manufacturing Plants
Nuclear Service Locations
Clean Room Locations
First Aid Locations

Our business is divided into three operational areas: Core Laundry Operations, Specialty Garments, and First Aid. Core Laundry Operations designs, manufactures, rents, sells, launders, and delivers a wide range of uniforms, career apparel, and protective work garments, as well as an extensive selection of facility service items. The Specialty Garments business, comprised of UniTech and UniClean, provides specialized uniforms, laundering services, and safety products to the nuclear and cleanroom industries. The First Aid unit, made up of Green Guard and Medique, supplies first aid cabinet services, safety products, and over-the-counter medications to diverse manufacturers, retailers, wholesalers, and service providers.

Today, UniFirst remains one of the largest workwear and textile services companies in the world, serving over 240,000 customer locations from sites throughout the United States, Canada, and Europe. In fiscal year 2011, we employed 11,000 Team Partners and operated 174 customer service centers, 13 nuclear decontamination facilities, 6 cleanroom operations, 14 first aid locations, 2 distribution centers, 4 manufacturing plants, and 1 corporate office.



Celebrating
75
Years
1936•2011

Letter to Shareholders 2011



Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Dear Shareholders,

Fiscal year 2011 was a special time for UniFirst as we celebrated our Company's 75th anniversary and achieved several financial milestones on our path to realizing the goals of our long-term strategic business plan.

Despite a sluggish economy and consistently high national unemployment rates, our annual revenues for fiscal 2011 were a record $1.134 billion, which was a 10.5% increase over fiscal 2010's previous record of $1.026 billion. Net income for the year was also a new record at $76.5 million, up slightly from last year's $76.4 million. I'd like to thank our entire management team and our 11,000 dedicated Team Partners for their unified efforts that contributed to this record-setting year.

Guided by our corporate business plan, UniFirst strengthened its position in existing and new geographic markets, maintained high customer service and satisfaction levels, and expanded sales and service training programs throughout 2011. We also enhanced execution and accountability standards within our field management ranks. As a result of these notable accomplishments, UniFirst reported across-the-board revenue gains for the year from all business segments.

We understand that UniFirst's ability to adapt to change is vital to maintaining annual growth for our investors. This is why we continue to innovate our business and service systems for the short and long term, and remain focused on continuous improvement in all aspects of our business. Equally important to our growth are our Team Partners throughout North America and in Europe who consistently demonstrate their commitment to our future by embracing our Company's founding "core values." Established in 1936, these time-tested values remain the foundation of our corporate culture today. They are: to maintain a Customer Focus, to display a Respect for Others, and to be unwavering in our Commitment to Quality. It's this combined dedication to past and present day business philosophies that helped deliver another strong year of growth for UniFirst in 2011.

Core Laundry Operations represents the majority of UniFirst business and reported a 9.8% revenue increase to $997.0 million in 2011, which was a new record for the segment. Among other factors, the gain was a result of improved productivity and performance in both the service and sales areas throughout the year. Our service teams coast-to-coast focused on improving the delivery and value of our business services throughout 2011, while our professional sales reps set a record for new sales and boosted their weekly averages. Our National Accounts organization also increased new account sales and did an excellent job gaining contract renewals with their large-scale customers. Operating income for our laundries decreased 7.5% from 2010. This anticipated decline was primarily attributed to higher merchandise costs related to the outstanding new sales growth and continued stabilization of wearer levels within our customer base.

Our Specialty Garments business, which provides products and services to the nuclear and cleanroom industries, also set new financial performance records in 2011, improving upon last year's record revenues and operating income by 17.4% and 10.1%, respectively. These increases were a result of continued returns from our leading position in the U.S. nuclear market, major reactor rebuild projects in Canada, new decommissioning initiatives in Europe, and continued expansion into key cleanroom markets. The Specialty division also offered a broader range of services in 2011 than ever before, which contributed to its improved fiscal performance. Once focused exclusively on specialized garment cleaning and decontamination, the segment enhanced its revenue stream through such value-added services as the decontamination, cleaning, and monitoring of nuclear-related respirators, metals, and equipment, as well as direct purchase sales from their Mobile Safety Store. And for cleanroom customers, a

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 27, 2011

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 0-8504

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices)(Zip Code)
Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ✓ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ✓ Accelerated filer ___ Smaller Reporting Company ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at October 14, 2011 were 14,989,871 and 4,885,277, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 25, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $801,785,035.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2012 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 27, 2011. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

UniFirst Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended August 27, 2011

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2011, we manufactured approximately 76% of the garments we placed in service. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

In fiscal 2011, we generated $1.134 billion in revenue, of which approximately 88% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for approximately 9% and 3% of our 2011 revenues, respectively.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom supplies and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 240,000 customer locations in the United States, Canada and Europe from 214 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our ''Customers for Life'' program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate approximately 40% of the industry's volume. Our leading competitors include Cintas Corporation, Aramark Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately 76% of all garments which we placed in service during fiscal 2011. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 74% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 27, 2011, we employed approximately 11,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	68	Chairman of the Board, President, and Chief Executive Officer
Steven S. Sintros	37	Vice President and Chief Financial Officer
Cynthia Croatti	56	Executive Vice President and Treasurer
Bruce P. Boynton	63	Senior Vice President, Operations
David A. DiFillippo	54	Senior Vice President, Operations
David M. Katz	47	Vice President, Sales and Marketing

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Steven S. Sintros joined our Company in 2004. Mr. Sintros has served as our Vice President and Chief Financial Officer since January 2009 and has primary responsibility for overseeing the financial functions of our Company, as well as our information systems department. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until January 2009.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. From 2000 through 2002, Mr. DiFillippo served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

David M. Katz joined our Company as Vice President, Sales and Marketing in January 2009. Mr. Katz has primary responsibility for overseeing the sales and marketing functions of our Company. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales, from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until January 2009.

Ronald D. Croatti and Cynthia Croatti are siblings. Anthony F. DiFillippo, a member of our Board of Directors, is Cynthia Croatti's uncle and father of David A. DiFillippo.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth in this Annual Report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties caused by the continuing adverse worldwide economic conditions, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, any loss of key management or other personnel, increased costs as a result of any future changes in federal or state laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of adverse economic conditions and the current tight credit markets on our customers and such customers' workforce, the level and duration of workforce reductions by our customers, the continuing increase in domestic healthcare costs, demand and prices for our products and services, rampant criminal activity and instability in Mexico where our principal garment manufacturing plants are located, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission, New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of products, quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate approximately 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items, including single-use disposable garments for use in the nuclear industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions continue to affect our customer base and may continue to negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to adverse economic and business conditions resulting in shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and shifts to offshore manufacturing. As a result, many of our customers have reduced worker headcounts. The economic hardships among our customer base have also caused, and may continue to cause, some of our customers to restrict expenditures or even cease to conduct business. Lost accounts due to financial distress continue to be significant. All of these factors have, and are likely in the future to continue to have, the effect of reducing the number of employees utilizing our uniform services, which adversely affects our sales and results of operations. The current worldwide economic uncertainties and weakness may negatively impact our revenues and operating performance in fiscal 2012 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of EPA's comments remain to be resolved. In addition, in April 2011, we received a request from the EPA under the Clean Air Act for information regarding our handling of and operations with respect to the laundering of soiled towels. We have responded to this request.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in our markets may affect the levels of both our sales and profitability. The domestic and global economies and financial and credit markets continue to experience declines or slow growth, general uncertainty and high unemployment. In addition, there continues to be diminished liquidity and credit availability. We believe these conditions have not materially impacted our financial position or liquidity as of August 27, 2011. However, we could be negatively impacted if these conditions continue for a sustained period of time, or if there is further deterioration in financial markets and major economies. The current tight credit conditions in financial markets may continue to adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or cancellation of, our services. In addition, weakening economic conditions and outlook may result in a further decline in the level of our customers' spending that could adversely affect our results of operations and liquidity. We are unable to predict the likely duration and severity of the current disruption, weakness and uncertainty in the domestic and global financial markets, including the current market disruptions in Europe, and the related adverse economic conditions.

Our failure to implement successfully our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. Moreover, the current economic weakness has resulted in, and may continue to result in, the sale of fewer target businesses at prices consistent with the current market weakness. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 11,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase if the United States Congress passes federal "card check" legislation. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by global, national, regional or industry specific economic slowdowns.

Global, national, regional or industry specific economic slowdowns, including the current market disruptions in Europe, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates are generally adversely affected by the difficult economic and business conditions. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 9% of total consolidated revenues for fiscal 2011, 9% for fiscal 2010 and 8% for fiscal 2009. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Violence, crime and instability in Mexico has had, and may continue to have, an adverse affect on our operations, including the hijacking of our trucks and the implementation of security measures to protect our employees. We are not insured against such criminal attacks and there can be no assurance that losses that could result from an attack on our trucks or our personnel would not have a material adverse effect on our business, results of operations and financial condition. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Continuation of current adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization over the past couple of years has experienced significant volatility due in part to adverse economic conditions and disruption in the global equity and credit markets. Under accounting principles generally accepted in the United States ("US GAAP"), we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other-than-temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, changes in OSHA requirements, changes in environmental compliance requirements, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately 76% of all garments which we placed in service during fiscal 2011. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or information systems, temporary or long-term disruption of our computer systems, or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems. In addition, the destruction or temporary loss of our distribution facility in Owensboro, Kentucky would have a material adverse effect on our operations and financial results.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 14, 2011, to the Company's knowledge, the members of the Croatti family owned, directly or indirectly, in the aggregate approximately 423,492 shares of our Common Stock and approximately 4,885,277 shares of our Class B Common Stock, which represents approximately 26.7% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 75.3% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 27, 2011, we owned or leased approximately 230 facilities containing an aggregate of approximately 5.7 million square feet located in the United States, Canada, Mexico and Europe. We owned 115 of these facilities, containing approximately 4.6 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and almost all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 2,800 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against many of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 27, 2011				
First Quarter	$ 52.14	$ 39.26	$ 0.0375	$ 0.0300
Second Quarter	57.59	51.27	0.0375	0.0300
Third Quarter	57.26	50.09	0.0375	0.0300
Fourth Quarter	60.49	45.88	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 28, 2010				
First Quarter	$ 46.55	$ 38.88	$ 0.0375	$ 0.0300
Second Quarter	54.47	43.95	0.0375	0.0300
Third Quarter	55.74	44.25	0.0375	0.0300
Fourth Quarter	45.92	38.56	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of October 14, 2011 was 81 and 23, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition and capital requirements. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 5, 2011, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, which was paid on September 30, 2011 to shareholders of record on September 9, 2011.

The following table sets forth information concerning our equity compensation plans as of August 27, 2011.

Plan category	Equity Compensation Plan Information: Number of securities to be issued upon exercise of outstanding options and stock appreciation rights	Weighted average exercise price of outstanding options and stock appreciation rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		
Equity compensation plans approved by security holders	527,400	$ 38.48	693,775
Equity compensation plans not approved by security holders	—	N/A	—
Total	527,400	$ 38.48	693,775

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2006. The peer group is composed of Cintas Corporation and G & K Services, Inc.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among UniFirst Corporation, the S&P 500 Index
and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/06
8/07
8/08
8/09
8/10
8/11
UniFirst Corporation
S&P 500
Peer Group

*$100 invested on 8/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 27, 2011 and August 28, 2010 and the selected consolidated income statement data for the three years in the period ended August 27, 2011 are derived from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below are derived from our audited financial statements not included in this Annual Report on Form 10-K. Current accounting guidance requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2011	2010	2009	2008	2007
Selected Balance Sheet Data:					
Total assets	$ 1,141,520	$ 1,092,295	$ 1,002,099	$ 981,667	$ 874,464
Long-term debt	$ 120,296	$ 181,464	$ 182,015	$ 235,539	$ 206,049
Shareholders' equity	$ 797,942	$ 708,050	$ 627,035	$ 556,770	$ 497,327
Selected Income Statement Data:					
Revenues	$ 1,134,126	$ 1,025,939	$ 1,013,416	$ 1,023,175	$ 902,102
Depreciation and amortization	$ 64,733	$ 61,477	$ 57,789	$ 53,784	$ 48,512
Income from operations	$ 123,973	$ 130,272	$ 134,036	$ 108,638	$ 84,152
Other expense, net	$ 3,401	$ 7,420	$ 7,571	$ 9,939	$ 10,690
Provision for income taxes	$ 44,086	$ 46,444	$ 50,613	$ 37,721	$ 28,267
Net income	$ 76,486	$ 76,408	$ 75,852	$ 60,978	$ 45,195
Income per share:					
Basic - Common stock	$ 4.05	$ 4.11	$ 4.14	$ 3.33	$ 2.47
Basic - Class B Common Stock	$ 3.24	$ 3.29	$ 3.31	$ 2.66	$ 1.98
Diluted - Common stock	$ 3.85	$ 3.90	$ 3.92	$ 3.15	$ 2.34
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

We continue to expand into additional geographic markets through acquisitions and organic growth. We currently service over 240,000 customer locations in the United States, Canada and Europe from 214 customer service, distribution and manufacturing facilities.

US GAAP establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision-maker is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities, or subcontract manufacturers, to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 15, "Segment Reporting", of our Consolidated Financial Statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our "core laundry operations".

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 88% of our revenues in fiscal 2011 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 9% of our 2011 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in fiscal 2011.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

We prepare our financial statements in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with US GAAP, we do not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or other intangible assets in fiscal 2011, 2010 or 2009.

We cannot predict future economic conditions or the future market value of our stock or their impact on the Company. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no impairments of property, plant and equipment, goodwill or definite-lived intangible assets in fiscal 2011, 2010 or 2009.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 2.2% to 3.5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Current accounting guidance requires that we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with US GAAP. We depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-three years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all our derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in our Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

Our hedging activities are transacted only with highly rated institutions, which reduces our exposure to credit risk in the event of nonperformance. As of August 27, 2011, we had no outstanding derivative instruments.

Supplemental Executive Retirement Plan and other Pension Plans

We recognize pension expense on an accrual basis over our employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The calculation of pension expense and the corresponding liability requires us to use a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual expense can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We compute income tax expense by jurisdiction based on our operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating our exposure associated with various filing positions, we have recorded estimated reserves. Refer to Note 4, "Income Taxes", of our Consolidated Financial Statements for further discussion regarding our accounting for income taxes and uncertain tax positions for financial accounting purposes.

Results of Operations

The following table presents, as a percent of total revenue, certain selected financial data for our three fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009. Cost of revenues presented in the table below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating our industrial laundries, Specialty Garments facilities, First Aid locations and our distribution center. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

(In thousands, except for percentages)	FY 2011	% of Revenues	FY 2010	% of Revenues	FY 2009	% of Revenues	% Change FY 2011 vs. FY 2010	% Change FY 2010 vs. FY 2009
Revenues	$ 1,134,126	100.0%	$ 1,025,939	100.0%	$ 1,013,416	100.0%	10.5 %	1.2%
Costs and expenses:								
Cost of revenue (1)	712,309	62.8	620,727	60.5	609,629	60.2	14.8	1.8
Selling and administrative expenses (1)	233,111	20.6	213,463	20.8	211,962	20.9	9.2	0.7
Depreciation and amortization	64,733	5.7	61,477	6.0	57,789	5.7	5.3	6.4
	1,010,153	89.1	895,667	87.3	879,380	86.8	12.8	1.9
Income from operations	123,973	10.9	130,272	12.7	134,036	13.2	-4.8	-2.8
Other expense (income)	3,401	0.3	7,420	0.7	7,571	0.7	-54.2	-2.0
Income before income taxes	120,572	10.6	122,852	12.0	126,465	12.5	-1.9	-2.9
Provision for income taxes	44,086	3.9	46,444	4.5	50,613	5.0	-5.1	-8.2
Net income	$ 76,486	6.7%	$ 76,408	7.4%	$ 75,852	7.5%	0.1 %	0.7%

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009, are presented in the following table. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for discussion of our reporting segments.

(In thousands)	Fiscal year ended August 2011	2010	2009
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 986,028	$ 899,791	$ 904,902
MFG	160,042	99,256	86,139
Net intercompany MFG elimination	(160,042)	(99,256)	(86,139)
Corporate	10,929	8,074	7,759
Subtotal: Core Laundry Operations	996,957	907,865	912,661
Specialty Garments	103,322	88,001	72,340
First Aid	33,847	30,073	28,415
Total consolidated revenues	$ 1,134,126	$ 1,025,939	$ 1,013,416
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 144,431	$ 149,464	158,198
MFG	48,839	35,970	27,828
Net intercompany MFG elimination	(8,807)	(5,982)	(420)
Corporate	(78,738)	(65,106)	(60,213)
Subtotal: Core Laundry Operations	105,725	114,346	125,393
Specialty Garments	15,292	13,891	7,360
First Aid	2,956	2,035	1,283
Total income from operations	$ 123,973	$ 130,272	$ 134,036

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Cost of revenues include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

As part of our recent revenue growth, we have been experiencing increased merchandise costs. This increase has been primarily due to our increased investment in merchandise to the levels needed to support our growing wearer base. During fiscal 2009 and early fiscal 2010, our results of operations benefitted from our utilization of used garments that our customers returned to us as a result of reductions in their workforces. Over the last year, we have put significantly more new garments into service to meet the day-to-day needs of our existing wearer base. In addition, increased new account sales, including some larger national accounts, have also required us to make a large initial investment in merchandise. The increased merchandise cost is also the result of strong growth in our flame resistant and high visibility product lines. This growth is the result of increased oil and natural gas exploration as well as tighter regulations that have caused uniform wearers in a number of industries to convert to these more protective garments. In addition to a higher number of new garments being placed in service to support our customer base, we have also begun to feel the impact of higher fabric prices in our overall merchandise costs. We expect the increase in merchandise costs to continue into fiscal 2012, which will have a negative effect on our margins throughout this period.

In addition, in fiscal 2011, the prices of cotton and oil-based fabrics increased, which had a negative impact on our business and may have a negative impact on our business in fiscal 2012.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. As discussed below, the recent increases in fuel costs have had a negative impact on our delivery and production costs. Further increases in fuel costs could impact our results going forward.

The current worldwide economic weakness may negatively impact our revenues and operating performance in fiscal 2012 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects. Throughout fiscal 2011, U.S. and Canadian unemployment rates remained high, which had a negative effect on wearer levels and, as a result, on our business. Lost accounts continue to be significant as our customers are impacted by challenging economic and business conditions.

Fiscal Year Ended August 27, 2011 Compared with Fiscal Year Ended August 28, 2010

Revenues

	August 27, 2011	August 28, 2010	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 996,957	$ 907,865	$ 89,092	9.8%
Specialty Garments	103,322	88,001	15,321	17.4
First Aid	33,847	30,073	3,774	12.5
Total consolidated revenues	$ 1,134,126	$ 1,025,939	$ 108,187	10.5%

In fiscal 2011, our consolidated revenues increased by $108.2 million from the comparable period in 2010, or 10.5%. This increase was primarily driven by an $89.1 million increase in our core laundry operations. Core laundry revenues increased to $997.0 million in fiscal 2011 from $907.9 million in fiscal 2010, or 9.8%. This increase was primarily attributable to positive organic growth of 7.7%. Organic growth is comprised of new sales, additions to our existing customer base and price increases, offset by lost accounts and reductions to our existing customer base. Organic growth in fiscal 2011 was impacted by improved sales representative productivity compared to fiscal 2010. In addition, wearer levels at our existing accounts increased slightly during the year. Our positive organic growth in our core laundry operations was accompanied by positive acquisition-related growth of 1.6% and the effect of a favorable fluctuation in the Canadian foreign exchange rate, which accounted for a 0.5% increase in revenue during fiscal year 2011.

Specialty Garments' revenue increased from $88.0 million in fiscal 2010 to $103.3 million in fiscal 2011, or 17.4%. This increase was primarily the result of an increase in power reactor outages supplemented by increased revenues from reactor rebuild projects. Higher direct sales as well as increased revenues from our cleanroom operations also contributed to the revenue growth. First Aid revenues increased 12.5%, from $30.1 million in fiscal 2010 to $33.8 million in fiscal 2011. This increase was primarily the result of better performance from the segment's wholesale distribution and pill packaging operations.

Cost of revenues

Cost of revenues increased from 60.5% of revenues, or $620.7 million, in fiscal 2010 to 62.8% of revenues, or $712.3 million, in fiscal 2011. This increase was primarily the result of higher merchandise costs, as well as the effect of higher fuel costs associated with operating our fleet of delivery trucks. In addition, overall distribution costs, including freight costs, were also higher as a percentage of revenues due to an increase in the number of units being shipped to our plants nationwide. Partially offsetting these higher costs were lower payroll-related costs as a percentage of revenues.

Selling and administrative expense

Our selling and administrative expenses increased to $233.1 million in fiscal 2011 from $213.5 million in fiscal 2010, although this reflected a slight decrease in these expenses as a percentage of revenues to 20.6% of revenues in fiscal 2011 from 20.8% of revenues in fiscal 2010. This decrease as a percentage of revenues was due principally to lower payroll and payroll-related costs as a percent of revenues, primarily due to the strong revenue growth we experienced in fiscal 2011, which was partially offset by a $2.7 million increase in share-based compensation expense related to a grant of restricted stock to our Chief Executive Officer in fiscal 2010.

Depreciation and amortization

Our depreciation and amortization expense increased to $64.7 million, or 5.7% of revenues, in fiscal 2011 from $61.5 million, or 6.0% of revenues, in fiscal 2010. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity in earlier periods.

Income from operations

For the year ended August 27, 2011, the changes in revenues in our core laundry operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 27, 2011	August 28, 2010	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 105,725	$ 114,346	$ (8,621)	-7.5%
Specialty Garments	15,292	13,891	1,401	10.1
First Aid	2,956	2,035	921	45.3
Total consolidated income from operations	$ 123,973	$ 130,272	$ (6,299)	-4.8 %
Percentage of total revenues	10.9%	12.7%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $4.0 million to $3.4 million in fiscal 2011 compared to $7.4 million in fiscal 2010. Net interest expense decreased from $6.7 million in fiscal 2010 to $4.2 million in fiscal 2011. This decrease was primarily due to our repayment of $75.0 million in fixed-rate notes in June 2011 as well as the effect of an interest rate swap that matured in March 2011. This decrease was also attributable to foreign exchange gains of $0.8 million in fiscal 2011 compared to foreign exchange losses of $0.7 million in fiscal 2010.

Provision for income taxes

Our effective tax rate was 36.6% for fiscal 2011 compared to 37.8% for fiscal 2010. This decrease was due to decreases in our reserves for income tax exposures related to statute expirations as well as the resolution of certain state tax audits. In addition, Canadian federal and provincial tax rate decreases, as well as higher federal tax credits, drove a corresponding decrease in our income tax rate.

Fiscal Year Ended August 28, 2010 Compared with Fiscal Year Ended August 29, 2009

Revenues

	August 28, 2010	August 29, 2009	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 907,865	$ 912,661	$ (4,796)	-0.5%
Specialty Garments	88,001	72,340	15,661	21.6
First Aid	30,073	28,415	1,658	5.8
Total consolidated revenues	$ 1,025,939	$ 1,013,416	$ 12,523	1.2%

In fiscal 2010, our consolidated revenues increased by $12.5 million from the comparable period in 2009, or 1.2%. The consolidated increase was primarily driven by a $15.7 million increase in the Specialty Garments segment, which was partially offset by a $4.8 million decline in our core laundry operations. Specialty Garments revenues increased from $72.3 million in fiscal 2009 to $88.0 million in fiscal 2010, or 21.6%. The increase in Specialty Garment's revenues was primarily the result of higher than expected revenues from certain U.S. and Canadian reactor projects, as well as continued growth in our Canadian customers and our cleanroom operations.

Core laundry operations' revenues decreased by 0.5% to $907.9 million in fiscal 2010 from $912.7 million in fiscal 2009. This decrease was due to negative organic growth of 2.5%. Organic growth is comprised of new sales, additions to our existing customer base and price increases offset by lost accounts and reductions to our existing customer base. The negative organic growth rate in fiscal 2010 was primarily due to the high rate of wearer reductions that we experienced in our existing customer base throughout fiscal 2009. Throughout fiscal 2010, the challenging worldwide economic conditions resulted in continuing domestic layoffs in the United States, which were reflected in the reduction of wearers throughout our broad customer base. Our negative organic growth in core laundry operations was partially offset by acquisition-related growth of 1.1% and the effect of favorable fluctuations in the Canadian foreign exchange rate, which accounted for a 0.9% increase in revenue.

Cost of revenues

Cost of revenues increased as a percentage of revenues from 60.2%, or $609.6 million, to 60.5%, or $620.7 million, for fiscal 2009 and fiscal 2010, respectively. This increase was primarily the result of an increase in production costs as a percentage of revenues, as well as higher payroll-related costs, including healthcare costs, worker's compensation, auto liability claims and unemployment insurance. In addition, overall energy costs were higher as a percentage of revenues as a result of higher fuel costs associated with operating our fleet of delivery trucks. Partially offsetting these higher costs were lower bad debt expense and lower overall costs as a percentage of revenues for our Specialty Garments segment.

Selling and administrative expense

Our selling and administrative expenses decreased as a percentage of revenues from 20.9%, or $212.0 million, to 20.8%, or $213.5 million, for fiscal 2009 and fiscal 2010, respectively. This decrease was primarily due to charges we recorded to our environmental reserves in fiscal 2009 which totaled $6.2 million compared to $1.0 million we recorded in fiscal 2010. The favorable comparison was partially offset by higher payroll and payroll related costs, including $2.0 million of stock compensation expense related to a grant of restricted stock to our Chief Executive Officer in fiscal 2010. In addition, we incurred an increase in costs during fiscal 2010 associated with certain legal contingencies.

Depreciation and amortization

Depreciation and amortization expense increased $3.7 million, from $57.8 million in fiscal 2009 to $61.5 million in fiscal 2010. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

For the year ended August 28, 2010, the changes in revenues in our core laundry operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 28, 2010	August 29, 2009	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 114,346	$ 125,393	$ (11,047)	-8.8%
Specialty Garments	13,891	7,360	6,531	88.7
First Aid	2,035	1,283	752	58.7
Total consolidated income from operations	$ 130,272	$ 134,036	$ (3,764)	-2.8 %
Percentage of total revenues	12.7%	13.2%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange loss, decreased by $0.2 million to $7.4 million in fiscal 2010 compared to $7.6 million in fiscal 2009. Net interest expense decreased from $7.3 million in fiscal 2009 to $6.7 million in fiscal 2010 due to lower debt outstanding during fiscal 2010. Our average debt outstanding decreased to $181.7 million during fiscal 2010 from $208.8 million during fiscal 2009. This was partially offset by an increase in foreign exchange losses from $0.3 million in fiscal 2009 to $0.7 million in fiscal 2010.

Provision for income taxes

Our effective tax rate was 37.8% for fiscal 2010 compared to 40.0% for fiscal 2009. This change was primarily due to decreases in our reserves for income tax exposures as well as lower U.S. state income taxes compared to prior year.

Liquidity and Capital Resources

General

For the fiscal year ended August 27, 2011, we had a net decrease in cash and cash equivalents of $72.4 million, which was primarily the result of our repayment of our Fixed Rate Notes (defined below), which matured on June 14, 2011. As of August 27, 2011, we had cash and cash equivalents of $48.8 million and working capital of $242.4 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our current anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash

During the fiscal year ended August 27, 2011, we generated cash from operating activities of $86.2 million resulting primarily from net income of $76.5 million, net of non-cash amounts charged for depreciation, amortization and accretion of $66.3 million and share based compensation of $6.7 million. We also generated cash as a result of increases in accounts payable and accruals of $12.5 million and increases in accrued and deferred taxes of $10.2 million. Our cash inflows were partially offset by increases in our accounts receivable, as well as increases in our inventories and rental merchandise in-service, which were anticipated. Accounts receivable increased by $20.9 million primarily due to the increase in core laundry operations and Specialty Garment revenues as well as a slight deterioration in the overall age of the receivables. Inventories increased $28.4 million and merchandise in service increased $36.4 million related to higher levels of new garments being placed in service to support both our new account sales as well as our existing wearer base. As a result, a higher level of new inventory was manufactured to support this increased demand for new garments. We do not expect as high of a cash outflow related to working capital in fiscal 2012. We used cash to, among other things, invest $63.8 million in capital expenditures and fund the acquisition of businesses in the amount of approximately $32.6 million.

Long-term debt and borrowing capacity

On May 5, 2011, we entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, we are able to borrow funds at variable interest rates based on, at our election, the Eurodollar rate or a base rate, plus in each case a spread based on our consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. We test our compliance with these financial covenants on a fiscal quarterly basis. At August 27, 2011, the interest rates applicable to our borrowings under the Credit Agreement were calculated as LIBOR plus 125 basis points at the time of the respective borrowing. As of August 27, 2011, we had outstanding borrowings of $15.0 million, letters of credit amounting to $39.2 million and $195.8 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, we had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with our entry into the Credit Agreement, we terminated the Prior Credit Agreement.

On June 14, 2004, we issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from our cash reserves and $30.0 million of borrowing under our Credit Agreement.

On September 14, 2006, we issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance.

As of August 27, 2011, we were in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants in our consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. We have accrued costs to perform certain work responsive to EPA's comments. In addition, in April 2011, we received a request from the EPA under the Clean Air Act for information regarding our handling of and operations with respect to the laundering of soiled towels. We have responded to this request.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. Our accruals represent the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using current risk-free interest rates. As of August 27, 2011, the risk-free interest rates we utilized ranged from 2.2% to 3.5%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the amounts of our environmental liabilities for the years ended August 27, 2011 and August 28, 2010 are as follows (in thousands):

Year ended	August 27, 2011	August 28, 2010
Beginning balance	$ 18,986	$ 19,384
Costs incurred for which reserves have been provided	(2,485)	(2,392)
Insurance proceeds received	203	216
Interest accretion	681	794
Changes in discount rates	284	865
Revisions in estimates	699	119
Ending balance	$ 18,368	$ 18,986

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 27, 2011 for the next five fiscal years and thereafter, as measured in current dollars, are reflected below (in thousands).

Fiscal year ended August	2012	2013	2014	2015	2016	Thereafter	Total
Estimated costs – current dollars	$ 4,333	$ 2,366	$ 1,766	$ 919	$ 766	$ 12,387	$ 22,537
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,893)	(2,716)
Net anticipated costs	$ 4,174	$ 2,193	$ 1,607	$ 746	$ 607	$ 10,494	$ 19,821
Effect of inflation							6,985
Effect of discounting							(8,438)
Balance as of August 27, 2011							$ 18,368

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 27, 2011, the balance in this escrow account, which is held in a trust and is not recorded in our Consolidated Balance Sheet, was approximately $3.1 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 27, 2011 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 100,000	$ —	$ 100,000	$ —	$ —
Revolving credit agreement	15,000	15,000	—	—	—
Other debt	5,296	5,133	—	—	163
Total debt	120,296	20,133	100,000	—	163
Retirement plan benefit payments	22,316	1,154	1,887	2,656	16,619
Operating leases	19,330	5,432	7,210	4,365	2,323
Total contractual cash obligations	$ 161,942	$ 26,719	$ 109,097	$ 7,021	$ 19,105

We have uncertain tax positions that are reserved totaling $2.3 million as of August 27, 2011 that are excluded from the above table as we cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 27, 2011, we had borrowing capacity of $250.0 million under our Credit Agreement, of which approximately $195.8 million was available for borrowing. Also, as of such date, we had outstanding borrowings of $15.0 million included in bank debt in the above schedule and letters of credit of $39.2 million. All letters of credit expire in less than one year.

Off Balance Sheet Arrangements

At August 27, 2011 and August 28, 2010, we did not have any off balance sheet arrangements.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Energy Costs

Energy costs associated with operating our fleet of delivery trucks increased during fiscal year 2011. Significant increases in energy costs, specifically with respect to natural gas and gasoline, can materially affect our results of operations and financial condition. During fiscal 2011, our energy costs, which include fuel, natural gas, and electricity, represented approximately 6% of our total revenue.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued revised guidance which requires additional disclosures about items transferring into and out of Levels 1 and 2 measurements in the fair value hierarchy. The revised guidance also requires additional separate disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, and clarifies, among other things, the existing fair value disclosures about the level of disaggregation. This guidance was effective for interim and annual financial periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, which were effective for interim and annual financial periods beginning after December 15, 2010. We partially adopted this revised guidance on February 28, 2010, as required, and adopted the delayed portion of the revised guidance on February 27, 2011, as required. These adoptions did not have a material impact on our Consolidated Financial Statements.

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders' equity. The guidance is effective for interim and annual financial periods beginning after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income ("OCI") to net income, in both net income and OCI. The amendments to the existing standard do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for interim and annual financial periods beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill and impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 9%, 9%, and 8% of total consolidated revenues for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 11%, 10% and 10% of total consolidated assets at August 27, 2011, August 28, 2010 and August 29, 2009, respectively. If exchange rates had increased or decreased by 10% from the actual rates in effect during the year ended August 27, 2011, our revenues and assets for the year ended and as of August 27, 2011 would have increased or decreased by approximately $10.5 million and $12.5 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction (gains) losses in our other expense (income). The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 27, 2011, transaction gains included in other expense (income) were $0.8 million. If the exchange rates had changed by 10% during the year ended August 27, 2011, we would have recognized exchange gains or losses of approximately $0.9 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our Credit Agreement with a syndicate of banks and our Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 27, 2011, our interest expense would have fluctuated by approximately $0.1 million from the interest expense recognized for the year ended August 27, 2011.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 27, 2011	August 28, 2010	August 29, 2009
Revenues	$ 1,134,126	$ 1,025,939	$ 1,013,416
Operating expenses:			
Cost of revenues (1)	712,309	620,727	609,629
Selling and administrative expenses (1)	233,111	213,463	211,962
Depreciation and amortization	64,733	61,477	57,789
Total operating expenses	1,010,153	895,667	879,380
Income from operations	123,973	130,272	134,036
Other expense (income):			
Interest expense	6,738	8,778	9,313
Interest income	(2,552)	(2,104)	(1,992)
Foreign exchange (gain) loss	(785)	746	250
Total other expense	3,401	7,420	7,571
Income before income taxes	120,572	122,852	126,465
Provision for income taxes	44,086	46,444	50,613
Net income	$ 76,486	$ 76,408	$ 75,852
Income per share – Basic:			
Common Stock	$ 4.05	$ 4.11	$ 4.14
Class B Common Stock	$ 3.24	$ 3.29	$ 3.31
Income per share – Diluted:			
Common Stock	$ 3.85	$ 3.90	$ 3.92
Income allocated to – Basic:			
Common Stock	$ 59,944	$ 59,921	$ 59,526
Class B Common Stock	$ 15,104	$ 15,875	$ 16,326
Income allocated to – Diluted:			
Common Stock	$ 75,118	$ 75,827	$ 75,852
Weighted average number of shares outstanding – Basic:			
Common Stock	14,791	14,570	14,394
Class B Common Stock	4,658	4,823	4,935
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,532	19,458	19,373
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these
Consolidated Financial Statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share and par value data)	August 27, 2011	August 28, 2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 48,812	$ 121,258
Receivables, less reserves of $4,201 and $4,102 respectively	128,377	105,247
Inventories	76,460	47,630
Rental merchandise in service	126,536	86,633
Prepaid and deferred income taxes	11,358	14,252
Prepaid expenses	3,647	3,004
Total current assets	395,190	378,024
Property, plant and equipment:		
Land, buildings and leasehold improvements	346,738	334,037
Machinery and equipment	393,530	370,088
Motor vehicles	129,762	121,135
Total property, plant and equipment	870,030	825,260
Less -- accumulated depreciation	474,963	444,061
Total property, plant and equipment, net	395,067	381,199
Goodwill	288,249	271,857
Customer contracts, net	57,890	56,528
Other intangible assets, net	3,015	2,509
Other assets	2,109	2,178
Total assets	$ 1,141,520	$ 1,092,295
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 20,133	$ 81,160
Accounts payable	56,064	45,931
Accrued liabilities	76,630	74,905
Total current liabilities	152,827	201,996
Long-term liabilities:		
Long-term debt, net of current maturities	100,163	100,304
Accrued liabilities	39,698	39,189
Accrued and deferred income taxes	50,890	42,756
Total long-term liabilities	190,751	182,249
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.10 par value; 30,000,000 shares authorized; 14,987,371 and 14,913,379 issued and outstanding in 2011 and 2010, respectively	1,499	1,491
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,887,777 and 4,913,369 issued and outstanding in 2011 and 2010, respectively	488	491
Capital surplus	33,588	25,329
Retained earnings	752,530	678,876
Accumulated other comprehensive income	9,837	1,863
Total shareholders' equity	797,942	708,050
Total liabilities and shareholders' equity	$ 1,141,520	$ 1,092,295

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 30, 2008	14,389	4,935	$ 1,438	$ 494	$ 18,240	$ 532,164	$ 4,434	$ 556,770
Net income	—	—	—	—	—	75,852	—	75,852
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(117)	(117)
Foreign currency translation	—	—	—	—	—	—	(2,604)	(2,604)
Change in interest rate swap, net (1)	—	—	—	—	—	—	(2,013)	(2,013)
Comprehensive income								71,118
Dividends declared	—	—	—	—	—	(2,754)	—	(2,754)
Shares converted	2	(2)	1	(1)	—	—	—	—
Share-based compensation	12	—	1	—	1,024	—	—	1,025
Stock options exercised, net (1)	32	—	3	—	873	—	—	876
Balance, August 29, 2009	14,435	4,933	$ 1,443	$ 493	$ 20,137	$ 605,262	$ (300)	$ 627,035
Net income	—	—	—	—	—	76,408	—	76,408
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(847)	(847)
Foreign currency translation	—	—	—	—	—	—	1,801	1,801
Change in interest rate swap, net (1)	—	—	—	—	—	—	1,209	1,209
Comprehensive income								78,571
Dividends declared	—	—	—	—	—	(2,794)	—	(2,794)
Shares converted	20	(20)	2	(2)	—	—	—	—
Share-based compensation	412	—	41	—	3,621	—	—	3,662
Stock options exercised, net (1)	46	—	5	—	1,571	—	—	1,576
Balance, August 28, 2010	14,913	4,913	$ 1,491	$ 491	$ 25,329	$ 678,876	$ 1,863	$ 708,050
Net income	—	—	—	—	—	76,486	—	76,486
Pension benefit liabilities, net (1)	—	—	—	—	—	—	420	420
Foreign currency translation	—	—	—	—	—	—	6,562	6,562
Change in interest rate swap, net (1)	—	—	—	—	—	—	992	992
Comprehensive income	—	—	—	—	—	—	—	84,460
Dividends declared	—	—	—	—	—	(2,832)	—	(2,832)
Shares converted	26	(26)	3	(3)	—	—	—	—
Share-based compensation	6	—	1	—	6,731	—	—	6,732
Stock options exercised, net (1)	42	—	4	—	1,528	—	—	1,532
Balance, August 27, 2011	14,987	4,887	1,499	488	33,588	752,530	9,837	797,942

(1) These amounts are shown net of the effect of income taxes.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 27, 2011	August 28, 2010	August 29, 2009
Cash flows from operating activities:			
Net income	$ 76,486	$ 76,408	$ 75,852
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	54,188	52,107	48,855
Amortization of intangible assets	10,545	9,370	8,934
Amortization of deferred financing costs	261	267	267
Share-based compensation	6,732	3,662	1,025
Accretion on environmental contingencies	681	794	668
Accretion on asset retirement obligations	589	568	517
Deferred income taxes	13,318	705	1,328
Changes in assets and liabilities, net of acquisitions:			
Receivables	(20,881)	(6,308)	4,079
Inventories	(28,413)	(4,331)	2,452
Rental merchandise in service	(36,369)	(11,451)	19,334
Prepaid expenses	(247)	(99)	(1,174)
Accounts payable	9,796	4,748	(13,365)
Accrued liabilities	2,654	9,257	7,556
Prepaid and accrued income taxes	(3,147)	(1,724)	2,867
Net cash provided by operating activities	86,193	133,973	159,195
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(32,556)	(20,908)	(4,730)
Capital expenditures	(63,847)	(50,015)	(65,323)
Other	(397)	(1,794)	304
Net cash used in investing activities	(96,800)	(72,717)	(69,749)
Cash flows from financing activities:			
Proceeds from long-term debt	30,000	8,850	140,628
Payments on long-term debt	(91,464)	(9,113)	(193,761)
Payments of deferred financing costs	(975)	—	—
Proceeds from exercise of Common Stock options	1,360	1,177	689
Payment of cash dividends	(2,830)	(2,777)	(2,754)
Net cash used in financing activities	(63,909)	(1,863)	(55,198)
Effect of exchange rate changes	2,070	1,714	248
Net (decrease) increase in cash and cash equivalents	(72,446)	61,107	34,496
Cash and cash equivalents at beginning of period	121,258	60,151	25,655
Cash and cash equivalents at end of period	$ 48,812	$ 121,258	$ 60,151
Supplemental disclosure of cash flow information:			
Interest paid	$ 7,866	$ 8,503	$ 9,110
Income taxes paid, net of refunds received	$ 33,819	$ 48,764	$ 45,954

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 15, "Segment Reporting", to these Consolidated Financial Statements, the Company has five reporting segments: US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries". The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "core laundry operations".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2011 consisted of 52 weeks, as did fiscal 2010 and fiscal 2009.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term debt. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the services are performed or when the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories, which primarily consist of finished goods.

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

Long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of long-lived assets in fiscal 2011, 2010 or 2009.

Goodwill and Other Intangible Assets

In accordance with US GAAP, the Company does not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

The Company cannot predict future economic conditions or the future market value of the Company's stock or their impact on the Company. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on management's estimates of the period that the assets will generate revenue. Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with US GAAP. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. There were no impairments of goodwill or indicators of impairment for definite-lived intangible assets in fiscal 2011, 2010, or 2009.

As of August 27, 2011, definite-lived intangible assets have a weighted average useful life of approximately 13.7 years. Customer contracts have a weighted average useful life of approximately 14.2 years and other intangible assets, net, which consist of primarily, restrictive covenants, deferred financing costs and trademarks, have a weighted average useful life of approximately 5.6 years.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants, in its consideration of the relevant facts and circumstances, before recording a contingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 2.2% to 3.5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The Company depreciates, on a straight-line basis, the amount added to Property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-three years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until expenses from the cash flows of the hedged items are recognized. The Company performs an assessment at the inception of a hedge and on a quarterly basis thereafter, to determine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value resulting from hedge ineffectiveness is immediately recognized as income or expense in the Consolidated Statements of Income.

The Company's hedging activities are transacted only with highly rated institutions, which reduce the exposure to credit risk in the event of nonperformance. Refer to Note 6, "Derivative Instruments and Hedging Activities", of these Consolidated Financial Statements for additional discussion and analysis.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

Pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding the Company's accounting for income taxes and its uncertain tax positions for financial accounting purposes.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.7 million, $1.5 million and $1.6 million for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009, respectively.

Share-Based Compensation

The Company adopted a stock incentive plan (the "1996 Plan") in November 1996 and has reserved 1,500,000 shares of Common Stock for issuance under the 1996 Plan. This plan provides for the issuance of stock options and stock appreciation rights (collectively referred to as "Share-Based Awards"), as well as restricted stock. Share-based compensation, which includes expense related to Share-Based Awards and restricted stock grants, has been recorded in the Consolidated Statements of Income in selling and administrative expenses.

All Share-Based Awards issued to management under the 1996 Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. All share-based compensation issued to the Company's non-employee members of the Board of Directors under the 1996 Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. Share-Based Awards granted to non-employee directors are granted on the third business day following the annual shareholders' meeting. All Share-Based Awards are exercisable at a price equal to the fair market value of the Company's Common Stock on the date of grant.

Share-Based Awards granted prior to fiscal 2003 were subject to a proportional four-year vesting schedule and expire eight years from the grant date. Beginning in fiscal 2003, Share-Based Awards are subject to a five-year cliff-vesting schedule under which the awards become fully vested or exercisable after five years from the date of grant and expire ten years after the grant date. Share-Based Awards granted to the Company's non-employee members of the Board of Directors (the "Directors") are fully vested as of the date of grant. Prior to fiscal 2009, non-employee Director option grants expired ten years from the grant date. Beginning in fiscal 2009, non-employee director option grants expire eight years after the grant date.

US GAAP requires that share-based compensation cost be measured at the grant date based on the value of the award and be recognized as expense over the requisite service period, which is generally the vesting period. Determining the fair value of Share-Based Awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. The fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model.

Compensation expense for all Share-Based Awards is recognized ratably over the related vesting period. Certain Share-Based Awards were granted during fiscal 2011, 2010 and 2009 to non-employee Directors of the Company, which were fully vested upon grant and expire eight years after the grant date. Accordingly, compensation expense related to these Share-Based Awards in fiscal 2011, 2010 and 2009 were recognized on the date of grant.

In fiscal 2011 and 2010, a total of 6,000 shares and 12,000 shares, respectively, of restricted stock were granted to the Company's non-employee Directors subject to vesting in full one year from the date of grant.

In fiscal 2011, certain Share-Based Awards granted by the Company under the 1996 Plan to the Company's employees were in the form of stock appreciation rights. Such stock appreciation rights become fully vested and exercisable on the fifth anniversary of the grant date, expire on the tenth anniversary of the grant date and must be settled in stock at the time of exercise. Compensation expense for all stock appreciation rights is recognized ratably over the related vesting period. In fiscal 2011, the Company granted a total of 15,000 stock appreciation rights under the 1996 Plan to the Company's non-employee directors. Such stock appreciation rights were fully vested upon grant, expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the director ceases to be a member of the Board of Directors and must be settled in stock at the time of exercise. Accordingly, compensation expense related to the stock appreciation rights were recognized on the date of grant.

The Company ceased granting new awards under the 1996 Plan as of January 21, 2011, and the 1996 Plan will expire in accordance with its terms on January 8, 2012.

At the Company's Annual Meeting of Shareholders held on January 11, 2011, the Company's shareholders approved the UniFirst Corporation 2010 Stock Option and Incentive Plan (the "2010 Plan"). The 2010 Plan was previously adopted by the Company's Board of Directors on October 26, 2010 upon the recommendation of the Compensation Committee. The 2010 Plan replaced the Company's 1996 Plan. The 2010 Plan permits the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards. No awards may be made under the 2010 Plan after January 11, 2021. As of August 27, 2011, no awards had been made under the 2010 Plan.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares are earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods in fiscal 2010, fiscal 2011 and fiscal 2012 as set forth in such agreement (collectively, the "Performance Criteria"). As of August 27, 2011, the performance criteria for fiscal 2010 and fiscal 2011 have been achieved and the related restricted shares have been earned. The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believed that it was probable that the Performance Criteria would be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company is recognizing compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche.

Also on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares is being recognized ratably over the vesting period.

The fair value for each restricted stock grant is determined by using the closing price of the Company's stock on the date of the grant. For the Performance Criteria Restricted Stock Award Agreement and the Restricted Stock Award Agreement, the fair value of the restricted shares was the closing price on April 5, 2010, which was $51.39.

Refer to Note 12, "Share-Based Compensation", of these Consolidated Financial Statements for further discussion regarding the Company's share-based compensation plans.

The fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

Fiscal year ended August	2011	2010	2009
Risk-free interest rate	1.98 %	2.97 %	2.82 %
Expected dividend yield	0.60 %	0.62 %	0.76 %
Expected life in years	7.32	7.39	7.34
Expected volatility	34.8 %	39.3 %	38.6 %

The weighted average fair values of Share-Based Awards granted during fiscal years 2011, 2010 and 2009 were $17.59, $18.86 and $11.43, respectively.

Net Income Per Share

The Company calculates net income per share in accordance with US GAAP, which requires the Company to allocate income to its unvested participating securities as part of its earnings per share ("EPS") calculations.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all of the Company's Class B Common Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of Share-Based Awards under the Company's stock-based employee compensation plans.

The following table sets forth the computation of basic earnings per share using the two-class method for amounts attributable to the Company's shares of Common Stock and Class B Common Stock (in thousands, except per share data):

Year ended	August 27, 2011	August 28, 2010	August 29, 2009
Net income available to shareholders	$ 76,486	$ 76,408	$ 75,852
Allocation of net income for Basic:			
Common Stock	$ 59,944	$ 59,921	$ 59,526
Class B Common Stock	15,104	15,875	16,326
Unvested participating shares	1,438	612	—
	$ 76,486	$ 76,408	$ 75,852
Weighted average number of shares for Basic:			
Common Stock	14,791	14,570	14,394
Class B Common Stock	4,658	4,823	4,935
Unvested participating shares	405	171	—
	19,854	19,564	19,329
Earnings per share for Basic:			
Common Stock	$ 4.05	$ 4.11	$ 4.14
Class B Common Stock	$ 3.24	$ 3.29	$ 3.31

The Company calculates diluted EPS for Common Stock using the more dilutive of the following two methods:

- The treasury stock method; or
- The two-class method assuming a participating security is not exercised or converted.

For the years ended August 27, 2011 and August 28, 2010, the Company's diluted EPS assumes the conversion of all vested Class B Common Stock into Common Stock and uses the two-class method for its unvested participating shares as follows (in thousands, except per share data):

	Year ended August 27, 2011			Year ended August 28, 2010		
	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 59,944	14,791	$ 4.05	$ 59,921	14,570	$4.11
Add: effect of dilutive potential common shares						
Share-Based Awards	—	83		—	65	
Class B Common Stock	15,104	4,658		15,875	4,823	
Add: Undistributed earnings allocated to unvested participating shares	1,385	—		598	—	
Less: Undistributed earnings reallocated to unvested participating shares	(1,315)	—		(567)	—	
Diluted EPS – Common Stock	75,118	19,532	$ 3.85	75,827	19,458	$3.90

Share-Based Awards that would result in the issuance of 116,487 and 118,800 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 27, 2011 and August 28, 2010, respectively, because they were anti-dilutive.

For the year ended August 29, 2009, the Company's diluted EPS assumed the conversion of all vested Class B Common Stock into Common Stock and used the treasury stock method as follows (in thousands, except per share data):

	Year ended August 29, 2009		
	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 59,526	14,394	$ 4.14
Add: effect of dilutive potential common shares			
Share-Based Awards	—	44	
Class B Common Stock	16,326	4,935	
Diluted EPS – Common Stock	$ 75,852	19,373	$ 3.92

Share-Based Awards that would result in the issuance of 213,100 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 29, 2009 because they were anti-dilutive.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income) in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications did not impact current or historical net income or shareholders' equity.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued revised guidance which requires additional disclosures about items transferring into and out of Levels 1 and 2 measurements in the fair value hierarchy. The revised guidance also requires additional separate disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, and clarifies, among other things, the existing fair value disclosures about the level of disaggregation. This guidance was effective for interim and annual financial periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, which were effective for interim and annual financial periods beginning after December 15, 2010. The Company partially adopted this revised guidance on February 28, 2010, as required, and adopted the delayed portion of the revised guidance on February 27, 2011, as required. These adoptions did not have a material impact on the Company's Consolidated Financial Statements.

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders' equity. The guidance is effective for interim and annual financial periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Financial Statements.

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income ("OCI") to net income, in both net income and OCI. The amendments to the existing standard do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for interim and annual financial periods beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill and impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

2. Acquisitions

During the fiscal year ended August 27, 2011, the Company acquired nine businesses with an aggregate purchase price of approximately $32.6 million. The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of these acquisitions was significant in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands, except number of businesses acquired):

Year ended		August 27, 2011		August 28, 2010		August 29, 2009
Number of businesses acquired		9		9		12
Tangible assets acquired	$	6,189	$	3,795	$	467
Intangible assets and goodwill acquired		26,367		17,113		4,263
Acquisition of businesses	$	32,556	$	20,908	$	4,730

Tangible assets acquired primarily relate to accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The following details the changes in intangible assets and goodwill related to our acquisitions, which includes changes related to additional payments associated with prior year acquisitions as well as changes to purchase allocations that had not been finalized as of the end of the prior fiscal year, for the years ended August 27, 2011 and August 28, 2010 as well as the respective periods over which the assets will be amortized (in thousands, except weighted average life in years):

Year ended		August 27, 2011	Weighted Average Life in Years		August 28, 2010	Weighted Average Life in Years
Goodwill	$	16,014	N/A	$	10,584	N/A
Customer contracts		9,588	14.4		6,008	15.0
Other intangible assets		765	5.1		521	5.0
Total intangible assets and goodwill acquired	$	26,367		$	17,113	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill. In both fiscal 2011 and 2010 all of the goodwill was allocated to the US and Canadian Rental and Cleaning segment. Goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Fair Value Measurements

US GAAP establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments. The fair value hierarchy prescribed under US GAAP contains three levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The assets or liabilities measured at fair value on a recurring basis are summarized in the table below (in thousands):

	As of August 27, 2011							
		Level 1		Level 2		Level 3		Fair Value
Assets:								
Cash equivalents	$	37,125	$	—	$	—	$	37,125
Total	$	37,125	$	—	$	—	$	37,125

The Company's cash equivalents listed above represent money market securities and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company does not adjust the quoted market price for such financial instruments.

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended		August 27, 2011		August 28, 2010		August 29, 2009
Current:						
Federal	$	22,372	$	34,373	$	37,843
Foreign		3,664		4,336		3,835
State		5,089		6,871		7,886
Total current		31,125		45,580		49,564
Deferred:						
Federal		11,424		154		1,769
Foreign		(94)		366		(563)
State		1,631		344		(157)
Total deferred		12,961		864		1,049
Total	$	44,086	$	46,444	$	50,613

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

	August 27, 2011	August 28, 2010	August 29, 2009
Income taxes at the statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	3.7	3.8	4.0
Adjustments to tax reserves	-1.1	-0.7	1.0
Foreign tax rate differential	-1.0	-0.6	-0.3
Permanent and other	0.0	0.3	0.3
Total	36.6%	37.8%	40.0 %

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows (in thousands):

		August 27, 2011		August 28, 2010
Deferred Tax Assets				
Payroll and benefit related	$	14,171	$	13,145
Insurance related		11,831		9,521
Environmental		7,235		7,349
Other		10,207		8,635
		43,444		38,650
Deferred Tax Liabilities				
Tax in excess of book depreciation		39,317		32,535
Purchased intangible assets		24,619		22,167
Rental merchandise in service		21,325		11,511
Other		145		205
		85,406		66,418
Net deferred tax liability	$	41,962	$	27,768

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

As of August 27, 2011 and August 28, 2010, there was $1.7 million and $3.0 million, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact the Company's effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 27, 2011 and August 28, 2010, the Company had accrued a total of $0.6 million and $1.5 million in interest and penalties, respectively, in its long-term accrued liabilities. For the year ended August 27, 2011, the Company recognized a benefit in its Consolidated Statement of Income related to interest and penalties totaling $0.9 million. For the years ended August 28 2010 and August 29, 2009, the Company recognized expense in its Consolidated Statements of Income related to interest and penalties totaling $0.3 million and $0.6 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at August 29, 2009	$ 4,978
Additions based on tax positions related to the current year	184
Additions for tax positions of prior years	199
Statute expirations	(1,805)
Balance at August 28, 2010	$ 3,556
Additions based on tax positions related to the current year	253
Statute expirations	(1,256)
Other adjustments	(233)
Balance at August 27, 2011	$ 2,320

The Company has a significant portion of its operations in the United States and Canada. It is required to file federal income tax returns as well as state income tax returns in a majority of the U.S. states and also in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan and Quebec. At times, the Company is subject to audits in these jurisdictions, which typically are complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

U.S. and Canadian federal income tax statutes have lapsed for filings up to, and including fiscal years 2007 and 2004, respectively. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2006. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

The Company has undistributed earnings of its international subsidiaries that it considers indefinitely reinvested and therefore has not provided for U.S. income taxes that could result from any future distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of its international subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

5. Long-term Debt

Long-term debt outstanding on the accompanying Consolidated Balance Sheets are as follows (in thousands):

	August 27, 2011	August 28, 2010
Series A, fixed rate notes due June 2011 bore interest at 5.27%	$ —	$ 75,000
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points bearing interest at 0.75% and 1.04% as of August 27, 2011 and August 28, 2010, respectively.	100,000	100,000
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rate of 1.4% at August 27, 2011.	15,000	—
Other	5,296	6,464
Long-term debt	120,296	181,464
Less - current maturities	20,133	81,160
	$ 100,163	$ 100,304

Aggregate maturities of long-term debt for the five fiscal years subsequent to August 27, 2011 and thereafter are as follows (in thousands):

2012	$ 20,133
2013	—
2014	100,000
2015	—
2016	—
Thereafter	163
Total	$ 120,296

On May 5, 2011, the Company entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, the Company is able to borrow funds at variable interest rates based on, at the Company's election, the Eurodollar rate or a base rate, plus in each case a spread based on the Company's consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. The Company tests its compliance with these financial covenants on a fiscal quarterly basis. At August 27, 2011, the interest rates applicable to the Company's borrowings under the Credit Agreement were calculated as LIBOR plus 125 basis points at the time of the respective borrowing. As of August 27, 2011, the Company had outstanding borrowings of $15.0 million, letters of credit amounting to $39.2 million and $195.8 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, the Company had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with the Company's entry into the Credit Agreement, the Company terminated the Prior Credit Agreement.

On June 14, 2004, the Company issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from the Company's cash reserves and $30.0 million of borrowing under the Company's Credit Agreement.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance.

As of August 27, 2011, the Company was in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

6. Derivative Instruments and Hedging Activities

In January 2008, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements and the related effect on its variable rate debt. The Company concluded that the interest rate swap met the criteria to qualify as a cash flow hedge under US GAAP. Accordingly, the Company reflected all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. The Company paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate.

As of August 27, 2011, there were no fair value amounts recorded by the Company related to this agreement as it matured on March 14, 2011. As of August 28, 2010, the Company had recorded the fair value of the interest rate swap of $1.6 million in accrued liabilities and a corresponding loss of $1.0 million in accumulated other comprehensive income, which was net of the associated tax benefit. As of August 27, 2011, we had no outstanding derivative instruments.

The Company has recorded any realized gains or losses from its interest rate swap as an adjustment to interest expense in its Consolidated Statements of Income. For the fiscal years ended August 27, 2011 and August 28, 2010, the Company reclassified a loss from accumulated other comprehensive income into interest expense totaling $1.8 million and $3.2 million, respectively.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the years ended August 27, 2011, August 28, 2010 and August 29, 2009 were $10.6 million, $11.0 million and $13.6 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan on an accrual basis over employees' estimated service periods.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.7 million, $1.5 million and $1.5 million for the fiscal years ended 2011, 2010 and 2009, respectively.

The Company maintains a non-contributory defined benefit pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employees' compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.3 million, $0.3 million and $0.2 million for fiscal years ended 2011, 2010 and 2009, respectively.

In connection with one of the Company's acquisitions, the Company assumed liabilities related to a frozen pension plan covering many of the acquired Company's former employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million for each of the fiscal years ended 2011, 2010 and 2009.

The Company refers to its UniFirst Plan and Textilease Plan collectively as its "Pension Plans".

The components of net periodic benefit cost related to the Company's Pension Plans and SERP for the years ended August 27, 2011, August 28, 2010 and August 29, 2009 were as follows (in thousands):

	Pension Plans			**SERP**		
	2011	**2010**	**2009**	**2011**	**2010**	**2009**
Service cost	$ 149	$ 136	$ 135	$ 486	$ 391	$ 364
Interest cost	328	351	346	764	702	643
Expected return on assets	(202)	(191)	(243)	—	—	—
Amortization of prior service cost	62	62	62	368	368	368
Amortization of unrecognized loss	78	20	13	131	54	77
Other events	65	—	—	—	—	—
Net periodic benefit cost	$ 480	$ 378	$ 313	$ 1,749	$ 1,515	$ 1,452

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its Pension Plans and SERP as of August 27, 2011 and August 28, 2010 were as follows (in thousands):

	Pension Plans		SERP	
	2011	2010	2011	2010
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 7,339	$ 6,205	$ 13,987	$ 11,925
Service cost	149	136	486	391
Interest cost	328	351	764	702
Actuarial (gain) loss	114	921	98	1,355
Benefits paid	(319)	(274)	(391)	(386)
Settlements	(239)	—	—	—
Projected benefit obligation, end of year	$ 7,372	$ 7,339	$ 14,944	$ 13,987
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 5,263	$ 5,050	$ —	$ —
Actual return on plan assets	205	331	—	—
Employer contributions	235	156	—	—
Benefits paid	(319)	(274)	—	—
Settlements	(239)	—	—	—
Fair value of plan assets, end of year	$ 5,145	$ 5,263	$ —	$ —
Funded status (net amount recognized):	$ (2,227)	$ (2,076)	$ (14,944)	$ (13,987)

As of August 27, 2011 and August 28, 2010, the accumulated benefit obligations for the Company's Pension Plans were $7.4 million and $7.3 million, respectively. As of August 27, 2011 and August 28, 2010, the accumulated benefit obligations for the Company's SERP were $11.6 million and $10.9 million, respectively.

The amounts recorded on the Consolidated Balance Sheet for the Company's Pension Plans and SERP as of August 27, 2011 and August 28, 2010 were as follows (in thousands):

	Pension Plans		SERP	
	2011	2010	2011	2010
Deferred tax assets	$ 795	$ 842	$ 1,716	$ 1,991
Accrued liabilities	$ 2,227	$ 2,076	$ 14,944	$ 13,987
Accumulated other comprehensive loss	$ (1,269)	$ (1,317)	$ (2,742)	$ (3,114)

As of August 27, 2011 and August 28, 2010, the amounts recognized in accumulated other comprehensive income for the Company's Pension Plans and SERP (in thousands):

	Pension Plans		SERP	
	2011	2010	2011	2010
Net actuarial loss	$ (936)	$ (948)	$ (1,577)	$ (1,734)
Unrecognized prior service cost	(333)	(369)	(1,165)	(1,380)
	$ (1,269)	$ (1,317)	$ (2,742)	$ (3,114)

The weighted average assumptions used in calculating the Company's projected benefit obligation as of August 27, 2011 and August 28, 2010, were as follows:

	Pension Plans		SERP	
	2011	2010	2011	2010
Discount rate	4.6%	4.7%	4.9%	4.8%
Rate of compensation increase	N/A	N/A	5.0%	5.0%

The weighted average assumptions used in calculating the Company's net periodic service cost for the years ended August 27, 2011, August 28, 2010 and August 29, 2009, were as follows:

	Pension Plans			SERP		
	2011	2010	2009	2011	2010	2009
Discount rate	4.7%	5.8%	6.0%	4.8%	5.7%	6.0%
Expected return on plan assets	4.0%	4.0%	5.0%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	5.0%	5.0%	5.0%

8. Goodwill and Other Intangible Assets

The Company no longer amortizes goodwill, but it is reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 27, 2011, August 28, 2010 or August 29, 2009.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 29, 2009	$	261,171
Goodwill acquired during the period		10,584
Other		102
Balance as of August 28, 2010	$	271,857
Goodwill acquired during the period		16,014
Other		378
Balance as of August 27, 2011	$	288,249

As of August 27, 2011, the Company has allocated $283.4 million, $4.2 million and $0.6 million of goodwill to its US and Canadian Rental and Cleaning, Specialty Garments and First Aid segments, respectively.

Intangible assets, net in the Company's accompanying Consolidated Balance Sheets are as follows (in thousands):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
August 27, 2011						
Customer contracts	$	144,497	$	86,607	$	57,890
Other intangible assets		27,924		24,909		3,015
	$	172,421	$	111,516	$	60,905
August 28, 2010						
Customer contracts	$	133,209	$	76,681	$	56,528
Other intangible assets		26,927		24,418		2,509
	$	160,136	$	101,099	$	59,037

Estimated amortization expense for the five fiscal years subsequent to August 27, 2011 and thereafter, based on intangible assets, net as of August 27, 2011 is as follows (in thousands):

2012	$	10,677
2013		9,682
2014		7,535
2015		6,924
2016		6,380
Thereafter		19,707
	$	60,905

9. Accrued Liabilities

Accrued liabilities in the accompanying Consolidated Balance Sheet consists of the following (in thousands):

	August 27, 2011		August 28, 2010	
Current liabilities:				
Payroll and benefit related	$	28,362	$	28,809
Insurance related		32,836		29,134
Environmental related		4,174		3,888
Other		11,258		13,074
	$	76,630	$	74,905
Long-term liabilities:				
Benefit related	$	16,016	$	15,192
Environmental related		14,194		15,098
Asset retirement obligations		9,488		8,899
	$	39,698	$	39,189
Total accrued liabilities	$	116,328	$	114,094

10. Asset Retirement Obligations

Asset retirement obligations generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-three years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5% over one to thirty-three years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement liabilities is as follows (in thousands):

	August 27, 2011	August 28, 2010
Beginning balance	$ 8,899	$ 8,584
Accretion expense	589	568
Revisions in estimates	—	(253)
Ending balance	$ 9,488	$ 8,899

Asset retirement obligations are included in long-term accrued liabilities in the accompanying Consolidated Balance Sheets.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $7.0 million, $6.3 million and $5.9 million for the fiscal years ended 2011, 2010 and 2009, respectively. Annual minimum lease commitments for the five years subsequent to August 27, 2011 and thereafter are as follows (in thousands):

2012	$ 5,432
2013	4,341
2014	2,869
2015	2,505
2016	1,860
Thereafter	2,323
	$ 19,330

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues, and, in the past used perchloroethylene and other dry cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided the Company and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. The Company, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. The Company has accrued costs to perform certain work responsive to EPA's comments. In addition, in April 2011, the Company received a request from the EPA under the Clean Air Act for information regarding its handling of and operations with respect to the laundering of soiled towels. The Company has responded to this request.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using current risk-free interest rates. As of August 27, 2011, the risk-free interest rates utilized by the Company ranged from 2.2% to 3.5%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the Company's environmental liabilities for the years ended August 27, 2011 and August 28, 2010 are as follows (in thousands):

Year ended	August 27, 2011	August 28, 2010
Beginning balance	$ 18,986	$ 19,384
Costs incurred for which reserves have been provided	(2,485)	(2,392)
Insurance proceeds received	203	216
Interest accretion	681	794
Changes in discount rates	284	865
Revisions in estimates	699	119
Ending balance	$ 18,368	$ 18,986

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 27, 2011, for the next five fiscal years and thereafter, as measured in current dollars, are reflected below.

(In thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Estimated costs – current dollars	$ 4,333	$ 2,366	$ 1,766	$ 919	$ 766	$ 12,387	$ 22,537
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,893)	(2,716)
Net anticipated costs	$ 4,174	$ 2,193	$ 1,607	$ 746	$ 607	$ 10,494	$ 19,821
Effect of inflation							6,985
Effect of discounting							(8,438)
Balance as of August 27, 2011							$ 18,368

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 27, 2011, the balance in this escrow account, which is held in a trust and is not recorded in the Company's Consolidated Balance Sheet, was approximately $3.1 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position and/or results of operations of the Company. It is possible, however, that future financial position or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see above) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $39.2 million and $35.9 million outstanding as of August 27, 2011 and August 28, 2010, respectively.

12. Share-based Compensation

The Company adopted a stock incentive plan (the "1996 Plan") in November 1996 and has reserved 1,500,000 shares of Common Stock for issue under the 1996 Plan. Share-Based Awards granted under the Plan, through August 27, 2011, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Share-Based Awards granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Share-Based Awards granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which the awards become vested or exercisable after five years from date of grant and expire ten years after the grant date. Compensation expense for all Share-Based Awards, whether proportional four-year vesting or five-year cliff-vesting, is recognized ratably over the related vesting period starting in fiscal 2006. Certain Share-Based Awards were granted during fiscal 2011, 2010 and 2009 to non-employee members of the Board of Directors of the Company, which were fully vested upon grant and expire eight years after the grant date. Accordingly, compensation expense related to these option grants in fiscal 2011, 2010 and 2009 were recognized on the date of grant. In fiscal 2011 and 2010, 6,000 shares and 12,000 shares, respectively, of restricted stock were granted to the Company's non-employee directors that were subject to a one-year vesting schedule.

In fiscal 2011, certain Share-Based Awards granted by the Company under the 1996 Plan to the Company's employees were in the form of stock appreciation rights. Such stock appreciation rights become fully vested and exercisable on the fifth anniversary of the grant date, expire on the tenth anniversary of the grant date and must be settled in stock at the time of exercise. Compensation expense for all stock appreciation rights is recognized ratably over the related vesting period. In fiscal 2011, the Company granted a total of 15,000 stock appreciation rights under the 1996 Plan to the Company's non-employee directors. Such stock appreciation rights were fully vested upon grant, expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the director ceases to be a member of the Board of Directors and must be settled in stock at the time of exercise. Accordingly, compensation expense related to the stock appreciation rights were recognized on the date of grant.
The Company ceased granting new awards under the 1996 Plan as of January 21, 2011, and the 1996 Plan will expire in accordance with its terms on January 8, 2012.

At the Company's Annual Meeting of Shareholders held on January 11, 2011, the Company's shareholders approved the UniFirst Corporation 2010 Stock Option and Incentive Plan (the "2010 Plan"). The 2010 Plan was previously adopted by the Company's Board of Directors on October 26, 2010 upon the recommendation of the Compensation Committee. The 2010 Plan replaced the Company's 1996 Plan. The 2010 Plan permits the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards. No awards may be made under the 2010 Plan after January 11, 2021. As of August 27, 2011, no awards had been made under the 2010 Plan.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares are earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods in fiscal 2010, fiscal 2011 and fiscal 2012 as set forth in such agreement (collectively, the "Performance Criteria"). As of August 27, 2011, the performance criteria for fiscal 2010 and fiscal 2011 have been achieved and the related restricted shares have been earned. The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believed that it was probable that the Performance Criteria would be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company is recognizing compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche. Compensation expense related to the Performance Criteria Restricted Stock Award Agreement recognized in fiscal 2011 and fiscal 2010 totaled $4.3 million and $1.8 million, respectively.

Also, on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares is being recognized ratably over the vesting period. Compensation expense related to the Restricted Stock Award Agreement recognized in fiscal 2011 and fiscal 2010 totaled $0.4 million and $0.2 million, respectively.

Compensation expense for all share-based compensation, which includes Share-Based Awards and restricted stock grants, for the five fiscal years subsequent to August 27, 2011 is as follows (in thousands):

	Share-Based Awards	Restricted Stock	Total
2012	$ 1,184	$ 4,819	$ 6,003
2013	907	4,066	4,973
2014	690	2,725	3,415
2015	375	1,697	2,072
2016	47	680	727
Total	$ 3,203	$ 13,987	$ 17,190

As of August 27, 2011, the total compensation cost not yet recognized related to non-vested share-based compensation grants was approximately $17.2 million. The weighted average periods over which compensation cost for Share-Based Awards and restricted stock will be recognized are 2.6 years and 3.1 years, respectively.

The following table summarizes the Share-Based Award activity for the fiscal year ended August 27, 2011:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 28, 2010	447,300	$ 35.49
Granted	127,500	46.82
Exercised	(42,400)	32.07
Forfeited	(5,000)	37.83
Outstanding, August 27, 2011	527,400	$ 38.48
Exercisable, August 27, 2011	122,400	$ 36.36

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, shares of Class B Common Stock are not freely transferable. For the year ended August 27, 2011, a total of 25,592 shares of Class B Common Stock were converted to Common Stock.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income are as follows (in thousands):

	Foreign Currency Translation	Pension-related	Interest Rate Swap	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 29, 2009	$ 5,485	$ (3,584)	$ (2,201)	$ (300)
Change during the year	1,801	(847)	1,209	2,163
Balance, August 28, 2010	7,286	(4,431)	(992)	1,863
Change during the year	6,562	420	992	7,974
Balance, August 27, 2011	$ 13,848	$ (4,011)	$ —	$ 9,837

15. Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments") and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities, or its subcontract manufacturers, to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment because no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following tables (in thousands):

As of and for the year ended August 27, 2011	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 986,028	$ 160,042	$ (160,042)	$ 10,929	$ 996,957	$ 103,322	$ 33,847	$ 1,134,126
Income (loss) from operations	$ 144,431	$ 48,839	$ (8,807)	$ (78,738)	$ 105,725	$ 15,292	$ 2,956	$ 123,973
Interest (income) expense, net	$ (2,307)	$ —	$ —	$ 6,493	$ 4,186	$ —	$ —	$ 4,186
Income (loss) before taxes	$ 146,745	$ 48,748	$ (8,807)	$ (85,146)	$ 101,540	$ 16,076	$ 2,956	$ 120,572
Depreciation and amortization	$ 41,322	$ 1,194	$ —	$ 16,252	$ 58,768	$ 4,500	$ 1,465	$ 64,733
Capital expenditures	$ 55,799	$ 2,653	$ —	$ —	$ 58,452	$ 5,028	$ 367	$ 63,847
Total assets	$ 1,015,977	$ 28,879	$ —	$ —	$ 1,044,856	$ 76,351	$ 20,313	$ 1,141,520

As of and for the year ended August 28, 2010	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 899,791	$ 99,256	$ (99,256)	$ 8,074	$ 907,865	$ 88,001	$ 30,073	$ 1,025,939
Income (loss) from operations	$ 149,464	$ 35,970	$ (5,982)	$ (65,106)	$ 114,346	$ 13,891	$ 2,035	$ 130,272
Interest (income) expense, net	$ (1,860)	$ —	$ —	$ 8,534	$ 6,674	$ —	$ —	$ 6,674
Income (loss) before taxes	$ 151,337	$ 35,922	$ (5,982)	$ (73,623)	$ 107,654	$ 13,162	$ 2,036	$ 122,852
Depreciation and amortization	$ 39,754	$ 1,360	$ —	$ 14,547	$ 55,661	$ 4,314	$ 1,502	$ 61,477
Capital expenditures	$ 43,652	$ 3,288	$ —	$ —	$ 46,940	$ 2,981	$ 94	$ 50,015
Total assets	$ 978,738	$ 22,777	$ —	$ —	$ 1,001,515	$ 70,222	$ 20,558	$ 1,092,295

As of and for the year ended August 29, 2009	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 904,902	$ 86,139	$ (86,139)	$ 7,759	$ 912,661	$ 72,340	$ 28,415	$ 1,013,416
Income (loss) from operations	$ 158,198	$ 27,828	$ (420)	$ (60,213)	$ 125,393	$ 7,360	$ 1,283	$ 134,036
Interest (income) expense, net	$ (1,968)	$ —	$ —	$ 9,289	$ 7,321	$ —	$ —	$ 7,321
Income (loss) before taxes	$ 160,211	$ 28,086	$ (420)	$ (69,705)	$ 118,172	$ 7,010	$ 1,283	$ 126,465
Depreciation and amortization	$ 38,053	$ 1,395	$ —	$ 12,750	$ 52,198	$ 4,058	$ 1,533	$ 57,789
Capital expenditures	$ 58,378	$ 151	$ —	$ —	$ 58,529	$ 6,505	$ 289	$ 65,323
Total assets	$ 900,186	$ 10,052	$ —	$ —	$ 910,238	$ 70,748	$ 21,113	$ 1,002,099

The Company's long-lived assets as of August 27, 2011 and August 28, 2010 and revenues and income before income taxes for the years ended August 27, 2011, August 28, 2010 and August 30, 2009 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 27, 2011	August 28, 2010
United States	$ 697,784	$ 671,689
Europe, Canada, and Mexico (1)	48,546	42,582
Total	$ 746,330	$ 714,271

Revenues for the year ended:	August 27, 2011	August 28, 2010	August 29, 2009
United States	$ 1,029,003	$ 932,477	$ 931,670
Europe and Canada (1)	105,123	93,462	81,746
Total	$ 1,134,126	$ 1,025,939	$ 1,013,416

Income before income taxes for the year ended:	August 27, 2011	August 28, 2010	August 29, 2009
United States	$ 105,257	$ 107,344	$ 116,079
Europe, Canada, and Mexico	15,315	15,508	10,386
Total	$ 120,572	$ 122,852	$ 126,465

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 27, 2011 and August 28, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 27, 2011 and August 28, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 27, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the UniFirst Corporation's internal control over financial reporting as of August 27, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 26, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 26, 2011

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 27, 2011 and August 28, 2010. This quarterly financial information was prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission; however, the Company believes that the information furnished reflects all adjustments (consisting only of normal recurring adjustments) which were, in the opinion of management, necessary for a fair statement of results in the interim periods. This summary should be read in conjunction with these Consolidated Financial Statements and notes to Consolidated Financial Statements.

(In thousands, except per share data) For the year ended August 27, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 273,090	$ 278,595	$ 291,567	$ 290,874
Income before income taxes	37,721	26,344	28,454	28,053
Provision for income taxes	13,957	10,067	10,023	10,039
Net income	$ 23,764	$ 16,277	$ 18,431	$ 18,014
Income per share – basic				
Common Stock	$ 1.26	$ 0.86	$ 0.98	$ 0.95
Class B Common Stock	$ 1.01	$ 0.69	$ 0.78	$ 0.76
Income per share – diluted				
Common Stock	$ 1.20	$ 0.82	$ 0.93	$ 0.90
Income allocated to – basic				
Common Stock	$ 18,604	$ 12,750	$ 14,453	$ 14,132
Class B Common Stock	$ 4,704	$ 3,218	$ 3,635	$ 3,549
Income allocated to – diluted				
Common Stock	$ 23,330	$ 15,983	$ 18,105	$ 17,698
Weighted average number of shares outstanding – basic				
Common Stock	14,753	14,778	14,810	14,822
Class B Common Stock	4,663	4,661	4,656	4,653
Weighted average number of shares outstanding – diluted Common Stock	19,487	19,528	19,549	19,559

(In thousands, except per share data) For the year ended August 28, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 256,179	$ 253,562	$ 261,248	$ 254,950
Income before income taxes	38,968	26,658	29,723	27,503
Provision for income taxes	15,392	10,432	10,409	10,211
Net income	$ 23,576	$ 16,226	$ 19,314	$ 17,292
Income per share – basic				
Common Stock	$ 1.28	$ 0.88	$ 1.03	$ 0.92
Class B Common Stock	$ 1.03	$ 0.71	$ 0.83	$ 0.73
Income per share – diluted				
Common Stock	$ 1.21	$ 0.83	$ 0.98	$ 0.87
Income allocated to – basic				
Common Stock	$ 18,516	$ 12,750	$ 15,145	$ 13,536
Class B Common Stock	$ 5,060	$ 3,476	$ 3,949	$ 3,424
Income allocated to – diluted				
Common Stock	$ 23,576	$ 16,226	$ 19,106	$ 16,976
Weighted average number of shares outstanding – basic				
Common Stock	14,440	14,467	14,645	14,751
Class B Common Stock	4,932	4,931	4,766	4,663
Weighted average number of shares outstanding – diluted				
Common Stock	19,434	19,477	19,490	19,472

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended August 27, 2011 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 27, 2011. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 27, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.* Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 27, 2011. The effectiveness of our internal control over financial reporting as of August 27, 2011 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
UniFirst Corporation

We have audited UniFirst Corporation and subsidiaries' internal control over financial reporting as of August 27, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 27, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 27, 2011 and August 28, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2011 of UniFirst Corporation and subsidiaries and our report dated October 26, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 26, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and corporate controller. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available, free of charge, on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K. We intend to disclose any amendment to or waiver of a provision of the Statement of Corporate Policy and Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.unifirst.com.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2012 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2012 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2012 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

Information concerning our equity compensation plans contained in the table entitled "Equity Compensation Plan Information" set forth in Item 5 of this Annual Report on Form 10-K is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2012 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2012 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 27, 2011

Consolidated balance sheets as of August 27, 2011 and August 28, 2010

Consolidated statements of shareholders' equity for each of the three years in the period ended August 27, 2011

Consolidated statements of cash flows for each of the three years in the period ended August 27, 2011

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 27, 2011

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 27, 2011 (IN THOUSANDS)

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Reserves for Accounts Receivable				
For the year ended August 27, 2011	$ 4,102	$ 3,751	$ (3,652)	$ 4,201
For the year ended August 28, 2010	$ 5,567	$ 2,733	$ (4,198)	$ 4,102
For the year ended August 29, 2009	$ 4,164	$ 5,744	$ (4,341)	$ 5,567
Reserve for Obsolete Inventory				
For the year ended August 27, 2011	$ 1,783	$ 52	$ (425)	$ 1,410
For the year ended August 28, 2010	$ 1,588	$ 867	$ (672)	$ 1,783
For the year ended August 29, 2009	$ 1,722	$ 624	$ (758)	$ 1,588

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)
10.5	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.8	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.9	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.10	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.11	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.12	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.13	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

*** XBRL Interactive Data File will be filed by amendment to this Annual Report on Form 10-K within 30 days of the filing date of this Annual Report on Form 10-K, as permitted by Rule 405(a)(2)(ii) of Regulation S-T.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

October 26, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	October 26, 2011
/s/ Steven S. Sintros Steven S. Sintros	Principal Financial Officer and Principal Accounting Officer	October 26, 2011
/s/ Cynthia Croatti Cynthia Croatti	Director	October 26, 2011
/s/ Phillip L. Cohen Phillip L. Cohen	Director	October 26, 2011
/s/ Robert F. Collings Robert F. Collings	Director	October 26, 2011
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	October 26, 2011
/s/ Donald J. Evans Donald J. Evans	Director	October 26, 2011
/s/ Michael Iandoli Michael Iandoli	Director	October 26, 2011
/s/Thomas Postek Thomas S. Postek	Director	October 26, 2011

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)
10.5	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.8	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.9	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.10	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.11	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.12	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.13	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

*** XBRL Interactive Data File will be filed by amendment to this Annual Report on Form 10-K within 30 days of the filing date of this Annual Report on Form 10-K, as permitted by Rule 405(a)(2)(ii) of Regulation S-T.

Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
Euro Nuclear Services B.V.	Netherlands
Euro Nuklear Services, GmbH	Germany
UniTech Services Group Ltd.	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-177485, 333-142138, 33-60781, 333-96097, 333-82682 and 333-165840) of UniFirst Corporation of our reports dated October 26, 2011, with respect to the consolidated financial statements and schedule of UniFirst Corporation, and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in this Annual Report (Form 10-K) for the year ended August 27, 2011.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 26, 2011

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 27, 2011 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 26, 2011

By: /s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Sintros, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 27, 2011 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 26, 2011

By: /s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 27, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 26, 2011

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Steven S. Sintros, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 27, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 26, 2011

By: /s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)



UniFirst
1st

UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 10, 2012

The Annual Meeting of Shareholders (the "Annual Meeting") of UniFirst Corporation (the "Company") will be held at the corporate offices of the Company located at 68 Jonspin Road, Wilmington, Massachusetts 01887 on Tuesday, January 10, 2012 at 10:00 A.M. for the following purposes:

1. To elect two Class I Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2015 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

2. To approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as more fully described in the accompanying Proxy Statement;

3. To approve, on a non-binding, advisory basis, the frequency of future non-binding, advisory votes on the compensation of the Company's named executive officers;

4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2012; and

5. To consider and act upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

Proposal 1 above relates solely to the election of two Class I Directors of the Company nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any shareholder of the Company.

The Board of Directors has fixed the close of business on November 14, 2011 as the record date for the Annual Meeting. All shareholders of record on that date are entitled to receive notice of and to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 10, 2012: The Proxy Statement and 2011 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 27, 2011, are available at http://phx.corporate-ir.net/phoenix.zhtml?c=71810&p=Proxy.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 6, 2011

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Important

Please note that due to security procedures, if you decide to attend the Annual Meeting, you will be required to show a form of picture identification to gain access to the offices of UniFirst Corporation. Please contact the Company's Investor Relations group at (978) 658-8888 if you plan to attend the Annual Meeting.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR 2012 ANNUAL MEETING OF SHAREHOLDERS
to be held on January 10, 2012
at 10:00 A.M. at the corporate offices of UniFirst Corporation
located at 68 Jonspin Road,
Wilmington, Massachusetts 01887

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company", "UniFirst", "we", "our" or "us") for use at the 2012 Annual Meeting of Shareholders to be held on Tuesday, January 10, 2012 (the "Annual Meeting") and at any adjournments or postponements thereof. This Proxy Statement, the enclosed proxy and the Company's 2011 Annual Report to Shareholders are being first mailed to shareholders on or about December 6, 2011.

Any shareholder signing and returning the enclosed proxy has the power to revoke it by (1) giving written notice of revocation of such proxy to the Secretary of the Company at the address set forth above, (2) completing, signing and submitting a new proxy card relating to the same shares and bearing a later date, or (3) attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 14, 2011 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding and entitled to vote 14,997,171 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,885,277 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect two Class I Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2015 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified; (2) to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as described in this Proxy Statement; (3) to approve, on a non-binding, advisory basis, the frequency of future non-binding, advisory votes on the compensation of the Company's named executive officers; (4) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2012; and (4) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof.

With respect to the election of two Class I Directors, the affirmative vote of (1) a plurality of the votes cast by holders of shares of Common Stock, voting separately as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required to elect Kathleen M. Camilli and (2) a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required to elect Michael Iandoli. Votes may be cast "For" or "Withhold" on the election of Ms. Camilli and Mr. Iandoli. With respect to (1) the proposal to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as described in this Proxy Statement, (2) the proposal to approve, on a non-binding, advisory basis, a particular frequency of future non-binding, advisory votes on the compensation of the Company's named executive officers, (3) the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm and (4) each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval. Votes may be cast "For", "Against" or "Abstain" on the proposal to approve, on a non-binding, advisory basis, the compensation of the Company's named executive directors and the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2012. Votes may be cast for a frequency of every year (box "1 Year" on the proxy card), every two years (box "2 Years" on the proxy card) or every three years (box "3 Years" on the proxy card) or shareholders may "Abstain" with respect to the proposal to approve, on a non-binding, advisory basis, the frequency of future non-binding, advisory votes on the compensation of the Company's named executive directors.

The representation in person or by proxy of at least a majority of all Common Stock and Class B Common Stock issued, outstanding and entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of business. Consistent with applicable law, the Company intends to count abstentions and broker non-votes for the purpose of determining the presence or absence of a quorum for the transaction of business. A broker "non-vote" refers to shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the proposal to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, the proposal to approve, on a non-binding, advisory basis, the frequency of future non-binding, advisory votes on the compensation of the Company's named executive officers, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2012 or each other matter expected to be voted on at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 10, 2012: The Proxy Statement and 2011 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 27, 2011, are available at http://phx.corporate-ir.net/phoenix.zhtml?c=71810&p=Proxy.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of eight members, divided into three classes of two, three and three directors, respectively. One class is elected each year at the Annual Meeting of Shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each Annual Meeting of Shareholders.

Anthony F. DiFillippo and Robert F. Collings, each a Class I Director, will retire from the Board of Directors at the Annual Meeting and therefore will not stand for re-election at the Annual Meeting. The Company, management and the Board of Directors would like to thank Messrs. DiFillippo and Collings for their many years of valuable service.

Kathleen M. Camilli has been nominated by the Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, as a Class I Director to serve until the 2015 Annual Meeting of Shareholders and until her successor is duly elected and qualified. In addition, Michael Iandoli, who is currently a Class III Director, has been nominated by the Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, as a Class I Director to serve until the 2015 Annual Meeting of Shareholders and until his successor is duly elected and qualified. The Board of Directors determined to nominate Mr. Iandoli as a Class I Director so that each of the three classes of directors will be approximately the same size, subject to the election of Ms. Camilli and Mr. Iandoli as Class I Directors at the Annual Meeting. If Ms. Camilli and Mr. Iandoli are elected as Class I Directors at the Annual Meeting, the Board of Directors will be composed of seven members, divided into three classes of two, three and two directors, respectively.

The Board of Directors has determined that Ms. Camilli and Mr. Iandoli are "independent" under the rules of the New York Stock Exchange.

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "For" the election of Ms. Camilli and Mr. Iandoli as Class I Directors. While the Company has no reason to believe that either of the nominees will be unable to serve as a Director, in the event either of the nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as the Board of Directors may recommend.

Vote Required

The affirmative vote of a plurality of the votes cast by holders of shares of Common Stock, voting separately as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required to elect Ms. Camilli. The affirmative vote of a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required to elect Mr. Iandoli.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF MS. CAMILLI AND MR. IANDOLI AS CLASS I DIRECTORS.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the two nominees for election as Class I Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the Annual Meetings of Shareholders in 2013 and 2014, based on information furnished to the Company by each Director.

Class I Nominees for Election at 2012 Annual Meeting – Nominated to Serve for a Term that Expires in 2015	Age	Director Since
Kathleen M. Camilli (1)	52	N/A
Ms. Camilli is a new nominee to the Board of Directors. Ms. Camilli is Founder and Principal of Camilli Economics, LLC, which provides clients, including corporations and investment organizations with "real world" economic guidance for smart business and financial decisions. Ms. Camilli served on the Board of Directors of MASSBANK Corp., a bank holding company, from 2003 to 2008. Ms. Camilli brings to the Board of Directors her substantial experience as an economist for several of the leading financial institutions in the world.		
Michael Iandoli (2)	66	2007
Mr. Iandoli has served as Director of the Company since January 2007. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is the President of the Executive Committee at the Larz Anderson Auto Museum. Mr. Iandoli brings to the Board of Directors his extensive executive leadership and operational experience.		

Class III Continuing Directors –Term Expires in 2013	Age	Director Since
Cynthia Croatti (3)	56	1995
Ms. Croatti joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company. Ms. Croatti brings to the Board of Directors her detailed knowledge of the Company and the Company's industry and her executive leadership experience.		
Phillip L. Cohen (1)	80	2000
Mr. Cohen has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. Mr. Cohen brings to the Board of Directors his extensive public accounting and financial industry experience.		

Class II Continuing Directors –Term Expires in 2014	Age	Director Since
Ronald D. Croatti (3) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company. Mr. Croatti provides a critical contribution to the Board of Directors as a result of his extensive and detailed knowledge of the Company and of the Company's industry, prospects, customers and strategic marketplace.	68	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans previously served as Chairman of the Corporation, Banking and Business Law Committee of the American Bar Association and was also a member of the Legal Advisory Committee of the New York Stock Exchange. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary. Mr. Evans brings to the Board of Directors his executive leadership experience gained as General Counsel and First Deputy Commissioner of the Massachusetts Department of Revenue and his extensive legal industry experience gained as a senior partner in a large law firm.	85	1973
Thomas S. Postek **Mr. Postek** has served as Director of the Company since January 2008. He is a CFA charter holder currently affiliated with Geneva Investment Management of Chicago. Mr. Postek is a member of the Board of Directors of Lawson Products, Inc., a publicly traded distributor of fasteners and other industrial supplies. From 1986 to 2001, Mr. Postek was a partner and principal of William Blair & Company, LLC. Mr. Postek brings to the Board of Directors extensive financial industry experience as well as a long-standing understanding of the Company's industry and its competitors.	69	2008

(1) The Company has designated Ms. Camilli and Mr. Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

(2) Mr. Iandoli has served as a Class III Director of the Company since 2007. As discussed above, Mr. Iandoli has been nominated for election as a Class I Director at the Annual Meeting.

(3) Ronald D. Croatti and Cynthia Croatti are siblings.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of two Class I Directors (Messrs. DiFillippo and Collings), three Class II Directors (Messrs. Croatti, Evans and Postek) and three Class III Directors (Ms. Croatti, and Messrs. Cohen and Iandoli). As discussed above, Messrs. DiFillippo and Collings will retire from the Board of Directors at the Annual Meeting and therefore will not stand for re-election at the Annual Meeting. Ms. Camilli, a new nominee, has been nominated for election as a Class I Director at the Annual Meeting, and Mr. Iandoli, who is currently a Class III Director, has been nominated for election as a Class I Director at the Annual Meeting. If Ms. Camilli and Mr. Iandoli are elected as Class I Directors at the Annual Meeting, the Board of Directors will be composed of seven members, with two Class I Directors (Ms. Camilli and Mr. Iandoli), three Class II Directors (Messrs. Croatti, Evans and Postek) and two Class III Directors (Ms. Croatti and Mr. Cohen). The terms of the continuing Class III and II Directors will expire upon the election and qualification of Directors at the Annual Meeting of Shareholders in 2013 and 2014, respectively. At each Annual Meeting of Shareholders, Directors generally will be elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held four meetings during the Company's 2011 fiscal year.

Audit Committee. During the 2011 fiscal year, the Audit Committee consisted of Messrs. Cohen (Chair), Collings, Evans and Postek. The Audit Committee held eight meetings during fiscal 2011. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000. The Audit Committee Charter has been updated and revised periodically since then, most recently in 2010. A current copy of the Audit Committee Charter, as amended and restated, is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the Securities and Exchange Commission (the "SEC") and has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, a current copy of which is available on the Company's website at www.unifirst.com. The Company's Audit Committee Complaint Procedure is also available on the Company's website at www.unifirst.com.

Compensation Committee. During the 2011 fiscal year, the Compensation Committee consisted of Messrs. Collings (Chair), Cohen, Evans, Iandoli and Postek. The Compensation Committee met on three occasions during fiscal 2011. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors has determined that each of the members of the Compensation Committee is "independent" under the rules of the New York Stock Exchange. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which was last revised in 2007. A current copy of the Compensation Committee Charter is available on the Company's website at www.unifirst.com.

Nominating and Corporate Governance Committee. During the 2011 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chair), Cohen and Iandoli. The Nominating and Corporate Governance Committee met on three occasions in fiscal 2011. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which was last revised in 2007. A current copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or shareholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of certain of these requirements. While neither the Board of Directors nor the Nominating and Corporate Governance Committee has a specific policy with respect to diversity, the Policy Regarding New Director Nominations provides that the Nominating and Corporate Governance Committee believes that director candidates should have a background that is complementary to that of the existing Board members so as to provide management and the Board of Directors with a diversity and freshness of views. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The current Corporate Governance Guidelines are available on the Company's website at www.unifirst.com. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, a current copy of which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2011 Annual Meeting of Shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. Cohen, Collings, Evans, Iandoli and Postek is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this Proxy Statement and (3) having beneficial ownership of the Company's securities as disclosed in the section of this Proxy Statement entitled "Security Ownership of Management and Principal Shareholders."

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are currently occupied by one individual, Mr. Croatti. The Board of Directors believes that this leadership structure has served the Company well in the past and continues to serve it well, as Mr. Croatti's 46 years of experience in the Company's industry and his extensive and detailed knowledge and understanding of the Company uniquely qualify him to serve as both Chairman and Chief Executive Officer. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and aligns corporate strategy with the Company's day-to-day operations. Combining the roles also promotes unified leadership and direction for the Board of Directors and management. In his combined role, Mr. Croatti sets the agenda for Board meetings with input from the Lead Director and presides over all meetings of the full Board. Since the Chairman and Chief Executive Officer positions are currently occupied by Mr. Croatti, the Board of Directors appointed Mr. Evans, an independent Director, as the Lead Director to ensure strong independent oversight. As Lead Director, Mr. Evans presides at all meetings of the Board of Directors at which the Chairman is not present and chairs the executive sessions of independent Directors and non-management Directors, who regularly meet in executive sessions at which only independent Directors and non-management Directors are present. Mr. Evans also provides input to the Chief Executive Officer and may make suggestions regarding meeting agendas and bear such further responsibilities as the Board of Directors may designate from time to time. Mr. Evans, from time to time, provides feedback to the Chief Executive Officer on executive sessions and facilitates discussion among the independent and non-management Directors outside of meetings of the Board of Directors.

Risk Oversight

The Board of Directors is responsible for overseeing the Company's risk assessment and management function, considering the Company's major financial risk exposures and evaluating the steps that the Company's management has taken to monitor and control such exposures. For example, the Board of Directors receives periodic reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory and reputational risks. The Company believes that the leadership structure of the Board of Directors supports effective oversight of risk assessment and management.

Risk Considerations in the Company's Compensation Programs

In connection with the Compensation Committee's compensation reviews, the Compensation Committee assesses whether the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Based on its review, the Compensation Committee believes that the mix and design of the Company's compensation plans and policies do not encourage employees to assume excessive risk and therefore are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered a number of matters, including the following elements of the Company's executive compensation plans and policies: (1) the Company sets performance goals that the Company believes are reasonable in light of past performance and market conditions; (2) the long-term vesting for the Company's equity incentive awards helps to align the interests of management with those of the Company's shareholders in respect of the Company's long-term performance; (3) a range of levels of performance under the Company's cash incentive bonus plan results in corresponding levels of compensation under that plan, rather than an "all-or-nothing" approach; (4) achievement of the targets under the Company's bonus plan is based on the satisfaction of corporate performance metrics such as revenues and earnings per share, which serves to minimize the impact of excessive risk taking by any individual member of management; and (5) the six-year vesting and the multi-year performance criteria contained in Mr. Croatti's restricted stock awards mitigate the impact of any short-term risk taking by him.

Meetings of Independent and Non-Management Directors

The independent and non-management Directors of the Company meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans, the Lead Director. Any interested party or shareholder who wishes to make their concerns known to the independent and non-management Directors may avail themselves of the same procedures provided below under the heading "Communication with the Board of Directors". The Company's Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of the Company's Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 14, 2011 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the named executive officers of the Company in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of the Company's Common Stock and Class B Common Stock on November 14, 2011.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	1,258,228	6.3%	17.4%
Cynthia Croatti(3)(4)	4,600	*	*
Steven S. Sintros(3)	1,400	*	*
Bruce P. Boynton(3)	2,800	*	*
Donald J. Evans(3)(5)(8)	18,281	*	*
Phillip L. Cohen(3)(5)(8)	17,000	*	*
Anthony F. DiFillippo(3)(5)(6)(8)	36,575	*	*
Robert F. Collings(3)(5)(8)	15,500	*	*
Michael Iandoli(3)(5)(8)	14,500	*	*
David M. Katz	–	*	*
Thomas S. Postek(3)(5)(7)(8)	28,000	*	*
Kathleen M. Camilli	–	*	*
All Directors and executive officers as a group(3)(9) (12 persons)	1,406,341	7.1%	17.6%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 14, 2011, a total of 19,882,448 shares of common stock were outstanding, of which 14,997,171 were shares of Common Stock entitled to one vote per share and 4,885,277 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 1,093,528 shares of Class B Common Stock, representing 22.4% of such class, 154,200 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3. Of the shares owned by Mr. Croatti, 116,667 are subject to both the satisfaction of performance criteria and time-based vesting and 275,000 are subject to time-based vesting such that any failure to satisfy such performance criteria and vesting may result in the forfeiture of some or all of such shares to the Company. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain other trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 14, 2011, the following number of shares of Common Stock: Ronald D. Croatti, 10,500 shares; Cynthia Croatti, 4,600 shares; Steven S. Sintros, 1,400 shares; and Bruce P. Boynton, 2,800 shares. The non-employee Directors presently have exercisable options to purchase the following number of shares of Common Stock: 11,000 shares each in the case of Messrs. Cohen and Evans; 9,500 shares in the case of Mr. Collings; 8,500 shares in the case of Mr. Iandoli; and 7,000 shares each in the case of Messrs. DiFillippo and Postek.

(4) Ms. Croatti owns the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 80,534 shares of Common Stock and 57,574 shares of Class B Common Stock.

(5) Mr. Evans owns 6,281 shares of Common Stock, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Mr. DiFillippo owns 21,325 shares of Common Stock, beneficially owns shares of Common Stock listed in footnote 6, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Mr. Postek owns shares of Common Stock listed in footnote 7, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Each of Messrs. Cohen, Collings and Iandoli beneficially own 5,000 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 plus the unvested restricted Common Stock listed in footnote 8.

(6) Includes 7,250 shares owned by Mr. DiFillippo's spouse.

(7) Mr. Postek owns 20,000 shares of Common Stock.

(8) Includes 1,000 shares of restricted stock owned by each of Messrs. Evans, Cohen, DiFillippo, Collings, Iandoli and Postek. Such shares will vest on January 2, 2012. Does not include 2,500 fully vested stock appreciation rights owned by each of Messrs. Evans, Cohen, DiFillippo, Collings, Iandoli and Postek, the exercise price of which exceeded the closing price of the Company's Common Stock on the New York Stock Exchange on November 14, 2011.

(9) Includes the Directors and named executive officers set forth in the table above and the other executive officer of the Company.

To the knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding shares of Common Stock or Class B Common Stock of the Company as of November 14, 2011. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
The Queue Limited Partnership(2)	1,933,885	9.7%	30.3%
First Eagle Investment Management, LLC(3)	1,708,666	8.6	2.7
Royce & Associates, LLC(4)	1,270,316	6.4	2.0
Ronald D. Croatti(5)	1,258,228	6.3	17.4
The Red Cat Limited Partnership(6)	1,021,748	5.1	16.0
River Road Asset Management, LLC(7)	1,112,947	5.6	1.7
Ameriprise Financial, Inc.(8)	816,111	4.1	1.3
Dimensional Fund Advisors LP(9)	815,560	4.1	1.3
Cecelia Levenstein(10)	587,157	3.0	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 14, 2011, a total of 19,882,448 shares of common stock were outstanding, of which 14,997,171 were shares of Common Stock entitled to one vote per share and 4,885,277 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) The Queue Limited Partnership ("QLP") owns 1,933,885 shares of Class B Common Stock, representing 39.6% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald D. Croatti, Cynthia Croatti and Cecelia Levenstein are the sole shareholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(3) First Eagle Investment Management, LLC beneficially owns shares of Common Stock, representing 11.4% of such class. The address of First Eagle Investment Management, LLC is 1345 Avenue of the Americas, New York, NY 10105. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by First Eagle Investment Management, LLC on November 14, 2011.

(4) Royce & Associates, LLC beneficially owns shares of Common Stock, representing 8.5% of such class. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Royce & Associates, LLC on November 10, 2011.

(5) Ronald D. Croatti owns 1,093,528 shares of Class B Common Stock, representing 22.4% of such class, 154,200 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3. Of the shares owned by Mr. Croatti, 116,667 are subject to both the satisfaction of performance criteria and time-based vesting and 275,000 are subject to time-based vesting such that any failure to satisfy such performance criteria and vesting may result in the forfeiture of some or all of such shares to the Company. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain other trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.

(6) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 20.9% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. ("RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald D. Croatti and Cynthia Croatti are the sole shareholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(7) River Road Asset Management, LLC beneficially owns shares of Common Stock, representing 7.4% of such class. The address of River Road Asset Management, LLC is 462 South Fourth Street, Louisville, KY 40207. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by River Road Asset Management, LLC on November 3, 2011.

(8) Ameriprise Financial, Inc. beneficially owns shares of Common Stock, representing 5.4% of such class. The address of Ameriprise Financial, Inc. is 1099 Ameriprise Financial Center, Minneapolis, MN 55474. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Ameriprise Financial, Inc. on November 14, 2011.

(9) Dimensional Fund Advisors LP beneficially owns shares of Common Stock, representing 5.4% of such class. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Dimensional Fund Advisors LP on November 10, 2011.

(10) Cecelia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.1% of such class, and 142,808 shares of Common Stock. Ms. Levenstein is a shareholder and director of the general partner of The Queue Limited Partnership, which owns 1,933,885 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 17,592 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, in collaboration with management, develops and implements our compensation policies. The Compensation Committee also reviews and establishes the compensation paid to our executive officers. We believe we provide an appropriate and competitive total compensation package to our executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executive officers based on the achievement of predetermined corporate goals.

This Compensation Discussion and Analysis describes our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other three most highly-compensated executive officers as determined in accordance with applicable SEC rules (collectively, our "named executive officers").

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive uniform rental and sales industry;

- motivate and reward executives whose knowledge, skills and performance are critical to our success and the furtherance of our long term strategic plan;

- align the interests of our executives and shareholders by motivating executives to increase shareholder value and by rewarding executives when shareholder value increases;

- provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by corporate and individual performance and the creation of shareholder value;

- ensure fairness among our executive officers by recognizing the contributions each executive makes to our success; and

- foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Compensation Programs and Plans

We designed our executive compensation programs and plans to achieve the objectives described above. Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the significant emphasis we place on performance-based incentive compensation, we have linked our annual cash incentive bonuses to the achievement of predetermined corporate performance goals. In addition, in 2010 we tied a significant equity award to our Chief Executive Officer to the achievement of multi-year corporate performance goals.

Within the context of the overall objectives of our compensation programs, we typically determine the specific amounts of compensation to be paid to each of our named executive officers based on a number of factors:

- the performance of our named executive officers in prior years;

- the roles and responsibilities of our named executive officers;

- the individual experience and skills of our named executive officers;

- for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and

- the amounts of compensation being paid to our other named executive officers.

In addition, we rely on our understanding of the amount of compensation paid by our principal competitors and similarly situated companies to their executives with comparable roles and responsibilities as a market check for the compensation decisions we make.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of how each element fits into the overall compensation of our named executive officers. We also discuss below the amounts of compensation paid to our named executive officers for fiscal 2011 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.

Base Salary

We pay our named executive officers a base salary, which we review and determine annually. We believe that a competitive base level of compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers who will facilitate the accomplishment of our long term strategic plan and increase shareholder value. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance. The base salaries paid to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions. The base salaries set forth in the "Summary Compensation Table" below reflect the base salaries earned by our named executive officers in fiscal 2011. We determine the base salaries of our named executive officers on a calendar year basis. For calendar 2011, we increased the base salaries of all of our named executive officers as follows: Mr. Croatti's base salary increased from $503,640 to $550,000, Steven S. Sintros' base salary increased from $249,995 to $275,000 per year, Cynthia Croatti's base salary increased from $336,840 to

$351,500 per year, Bruce P. Boynton's base salary increased from $267,241 to $280,000 per year and David M. Katz's base salary increased from $280,501 to $293,000 per year. The base salaries of our other executive officers reflected increases as determined by our Compensation Committee after reviewing Mr. Croatti's recommendations.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our named executive officers are eligible to receive annual cash incentive bonuses primarily based on their performance as measured against predetermined corporate financial goals that we establish. The primary objective of our annual cash incentive bonuses is to motivate our named executive officers and to reward them for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. Our annual cash incentive bonuses also align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so.

Under our bonus plan, our named executive officers have the potential to earn annual cash incentive bonuses at a level that represents a meaningful portion of our named executive officers' cash compensation. Our bonus plan provides for potential annual cash incentive bonuses of up to 28% of the named executive officer's base salary for the fiscal year. Potential bonus payments under our bonus plan are linked to objective criteria set forth in our bonus plan. Our named executive officers can earn annual cash incentive bonuses based on predetermined goals based on corporate revenues, earnings per share and customer retention.

At the beginning of each fiscal year, we set a fiscal year target for corporate revenues for purposes of our bonus plan. At the end of each fiscal year, we compare actual revenues for the fiscal year both to target revenues and actual revenues for the prior fiscal year. Based on our actual revenues for the fiscal year, each named executive officer can earn a bonus of up to 4% of his or her base salary if actual revenues exceed a predetermined percentage of the target revenues. Another 4% of his or her base salary can be earned based on the extent to which actual revenues exceed 103% of prior year revenues. The amount of the bonus would vary depending on the amount by which actual revenues varied from target revenues or the prior year revenues, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each revenue goal, actual revenues must equal or exceed 102% of the target revenues and 108% of the prior year revenues, respectively.

At the beginning of each fiscal year, we set a fiscal year target amount of corporate earnings per share for purposes of our bonus plan. At the end of each fiscal year, we compare actual earnings per share for the fiscal year both to target earnings per share and actual earnings per share for the prior fiscal year. Based on our actual earnings per share for the fiscal year, each named executive officer can earn a bonus of up to 8% of his or her base salary if actual earnings per share exceed a predetermined percentage of the target earnings per share. Another 8% of his or her base salary can be earned based on the extent to which actual earnings per share exceed 103% of prior year earnings per share. The amount of the bonus would vary depending on the amount by which actual earnings per share varied from target earnings per share or the prior year earnings per share, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each earnings per share goal, the actual earnings per share must equal or exceed the target earnings per share and 110% of the prior year earnings per share, respectively.

Our bonus plan also provides for annual cash incentive bonuses of up to 4% of base salary for our named executive officers based on customer retention.

No annual cash incentive bonuses are paid to our named executive officers unless at least one of the revenue targets and one of the earnings per share targets are achieved.

In establishing our targeted bonus opportunities, we consider the incentives that we want to provide to our executives and our historical practices. For fiscal 2011, we established the following corporate financial goals under our bonus plan. With respect to revenues, target revenues were set at $1.040 billion. Since actual revenues for fiscal 2011 were $1.134 billion, based on the percentage achievement levels the named executive officers achieved a 4% bonus based on target revenues and a 4% bonus based on the comparison to the prior year revenues. With respect to corporate earnings per share, target earnings per share were set at $3.25. Since actual earnings per share were $3.85, based on the percentage achievement levels the named executive officers achieved an 8% bonus based on target earnings per share and no bonus based on the comparison to prior year earnings per share. With respect to customer retention levels, at our 2011 revenue growth rate, the named executive officers earned a bonus of 3% based on this criterion.

For fiscal 2011, our named executive officers received the following annual cash incentive bonuses:

Name	Bonus	% of Base Salary
Ronald D. Croatti	$101,451	19%
Steven S. Sintros	$50,606	19%
Cynthia Croatti	$65,821	19%
Bruce P. Boynton	$52,361	19%
David M. Katz	$54,848	19%

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to our named executive officers as part of our total compensation package. We use long-term equity incentive awards as part of our emphasis on performance-based incentive compensation. Our long-term equity incentive awards align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so. We generally grant long-term incentive awards once each year. In light of the significant multi-year performance and vesting plan relating to the restricted stock award we granted to Mr. Croatti in 2010, we did not grant Mr. Croatti a separate annual equity award for fiscal 2011.

We have traditionally granted non-qualified stock options to our named executive officers. In fiscal 2010, we determined that it was in the best interests of the stockholders and the executives to instead award SARs. SARs are functionally very similar to non-qualified stock options; in each case, the recipient receives the value (in shares) of the appreciation in the market price of the Corporation's Common Stock from the grant date to the exercise date. Consistent with the vesting schedule of stock options granted by us since 2003, the SARs are subject to a five-year cliff-vesting schedule under which the SARs become vested and exercisable after five years from the date of grant and expire ten years after the grant date. In fiscal 2011, we granted SARs to all of our named executive officers other than Mr. Croatti. The SARs awarded in fiscal 2011 were granted pursuant to our UniFirst Corporation 1996 Stock Incentive Plan, as amended.

Upon a holder's exercise of a SAR, we are generally entitled to a tax deduction in the year in which the SAR is exercised equal to the fair market value of the shares of stock issued upon such exercise. The holder of such SAR is generally taxed on this same amount in the year of exercise.

In fiscal 2011, we granted the following SARs to the following named executive officers:

Name	Number of Securities Underlying SARs	Exercise or Base Price of SAR Awards ($/Sh)
Ronald D. Croatti	–	–
Steven S. Sintros	8,000	$45.57
Cynthia Croatti	12,000	$45.57
Bruce P. Boynton	8,000	$45.57
David M. Katz	8,000	$45.57

Under the Restricted Stock Award Agreement dated April 5, 2010, the Company issued to Mr. Croatti 350,000 shares of restricted stock which are subject to objective performance criteria relating to corporate revenues and adjusted operating margin in fiscal 2010, 2011 and 2012. The Compensation Committee is responsible for determining whether the performance criteria have been achieved. Based on the Company's financial results in fiscal 2010 and 2011, the Compensation Committee determined that the performance criteria for these two fiscal years have been achieved. Upon achievement of the applicable performance criteria, the shares of restricted stock will be subject to vesting in four equal annual installments beginning in 2013.

Broad-Based Benefits Programs and Perquisites

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance, life insurance and the UniFirst Corporation Profit Sharing Plan. In addition, certain of our full-time employees, including our named executive officers, may participate in the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan. In fiscal 2011, our named executive officers also received certain perquisites and personal benefits set forth in the "Summary Compensation Table" below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long term strategic plan.

Employment Agreements

We generally do not enter into employment agreements with our executives. However, in connection with the significant equity award granted to Mr. Croatti in 2010, we determined that it was in the best interests of the stockholders to require him to enter into an employment agreement. We concluded that the contractual commitments set forth in the employment agreement, which include a two-year noncompetition clause, would help to ensure Mr. Croatti's continued service as our CEO. To this end, we purposely limited Mr. Croatti's severance rights under the employment agreement to six-months of salary, payable only if the Company terminates his employment without cause. In addition, we did not provide for any special parachute or change-in-control payments.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is primarily responsible for establishing the compensation paid to our named executive officers. The Board of Directors has determined that each member of the Compensation Committee is "independent" as that term is defined under the applicable rules of the New York Stock Exchange. In determining executive compensation, our Compensation Committee annually reviews the performance of our named executive officers with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards for each of our named executive officers. Our Compensation Committee annually reviews the performance of our Chief Executive Officer and establishes the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards to be paid to him. In general, we do not engage in a formal benchmarking process in setting the compensation for our executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2011 for filing with the Securities and Exchange Commission.

Compensation Committee

Robert F. Collings (Chair)
Phillip L. Cohen
Donald J. Evans
Michael Iandoli
Thomas S. Postek

Summary Compensation Table

The following table sets forth summary information concerning the annual compensation for the years ended August 27, 2011, August 28, 2010 and August 29, 2009, respectively, awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our other three most highly-compensated executive officers (collectively, for purposes of the tables set forth in this Proxy Statement, our "named executive officers"):

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Ronald D. Croatti	2011	$533,982	–	–	–	$101,451	$40,836	$25,426	$701,695
Chairman of the Board,	2010	$499,765	$14,690	$20,556,000	–	$73,447	$196,900	$29,399	$21,370,201
President and Chief Executive Officer	2009	$501,702	–	–	$24,926	$88,137	$272,291	$24,448	$911,504
Steven S. Sintros	2011	$266,375	–	–	$139,120	$50,606	$8,756	$23,646	$488,503
Vice President and Chief	2010	$239,610	$7,053	–	$128,180	$35,266	$13,218	$27,834	$451,161
Financial Officer	2009	$199,152	–	–	$19,831	$35,004	$7,643	$22,134	$283,764
Cynthia Croatti	2011	$346,455	–	–	$208,680	$65,821	$53,096	$25,810	$699,862
Executive Vice President	2010	$332,013	$9,762	–	$192,270	$48,807	$132,192	$29,623	$744,667
and Treasurer	2009	$328,965	–	–	$19,941	$57,792	$55,958	$23,543	$486,199
Bruce P. Boynton	2011	$275,614	–	–	$139,120	$52,361	$87,357	$25,760	$580,212
Senior Vice President,	2010	$263,412	$7,745	–	$128,180	$38,722	$124,340	$29,576	$591,975
Operations	2009	$260,993	–	–	$19,941	$45,851	$76,254	$23,606	$426,645
David M. Katz	2011	$288,704	–	–	$139,120	$54,848	$19,060	$25,753	$527,485
Vice President, Sales and Marketing	2010	$276,482	$8,129	–	$128,180	$40,644	$10,011	$21,204	$484,650

(1) The amount shown represents the aggregate grant date fair value related to the grant of 400,000 shares of restricted stock to Ronald D. Croatti in fiscal 2010 calculated in accordance with the FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 27, 2011 and our Annual Report on Form 10-K for the year ended August 28, 2010.

(2) The amounts shown represent the aggregate grant date fair value related to the grant of stock appreciation rights to our named executive officers in fiscal 2011 and stock options to our named executive officers in fiscal 2010 and fiscal 2009, respectively, calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). Additional information concerning our financial reporting of stock appreciation rights and stock options is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Reports on Form 10-K for the years ended August 27, 2011, August 28, 2010 and August 29, 2009, respectively. See the "Outstanding Equity Awards at Fiscal Year-End – 2011" table below for additional details regarding the stock appreciation rights that were granted to our named executive officers in fiscal 2011 and the stock options that were granted to our named executive officers in fiscal 2010 and 2009.

(3) Amounts reported in this column for fiscal 2011 represent the present value of the accumulated benefit obligation as of August 27, 2011 minus the present value of the accumulated benefit obligation as of August 28, 2010 under the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan, as amended ("SERP"). Amounts reported in this column for fiscal 2010 represent the present value of the accumulated benefit obligation as of August 28, 2010 minus the present value of the accumulated benefit obligation as of August 29, 2009 under our SERP. Amounts reported in this column for fiscal 2009 represent the present value of the accumulated benefit obligation as of August 29, 2009 minus the present value of the accumulated benefit obligation as of August 30, 2008 under our SERP. Our obligation has been estimated assuming benefits commence at normal social security retirement age and using FASB ASC Topic 715 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Since the Company does not credit interest at above-market rates, no interest amounts are included in these totals. See the "Pension Benefits Table – Fiscal 2011" below for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2011. See the "Pension Benefits Table – Fiscal 2010" in our Proxy Statement for the 2011 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 7, 2010 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2010. See the "Pension Benefits Table – Fiscal 2009" in our Proxy Statement for the 2010 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 8, 2009 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2009.

(4) The amounts reported in the "All Other Compensation" column are shown in the table below.

Name	Year	Car Allowance	401(k) Contribution	Profit Sharing Plan	Total All Other Compensation
Ronald D. Croatti	2011	$7,410	$9,800	$8,216	$25,426
	2010	$7,410	$9,800	$12,189	$29,399
	2009	$7,410	$9,800	$7,238	$24,448
Steven S. Sintros	2011	$7,410	$8,020	$8,216	$23,646
	2010	$7,410	$8,235	$12,189	$27,834
	2009	$7,080	$8,794	$6,260	$22,134
Cynthia Croatti	2011	$7,410	$10,184	$8,216	$25,810
	2010	$7,410	$10,024	$12,189	$29,623
	2009	$7,410	$8,895	$7,238	$23,543
Bruce P. Boynton	2011	$7,410	$10,134	$8,216	$25,760
	2010	$7,410	$9,977	$12,189	$29,576
	2009	$7,410	$8,958	$7,238	$23,606
David M. Katz	2011	$7,410	$10,127	$8,216	$25,753
	2010	$7,410	$13,794	–	$21,204

Employment Agreement and Restricted Stock Award Agreements

We entered into an Employment Agreement and Restricted Stock Award Agreements with Mr. Croatti on April 5, 2010. Such agreements are described under the headings "Potential Payments Upon Termination or Change in Control".

Grants of Plan-Based Awards – Fiscal 2011

The following table contains information related to stock appreciation rights granted to our named executive officers under our stock option plan during fiscal 2011:

Name	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Option Awards(3)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	–	–	–	–	–
Steven S. Sintros Vice President and Chief Financial Officer	10/26/2010	10/26/2010	8,000	$45.57	$139,120
Cynthia Croatti Executive Vice President and Treasurer	10/26/2010	10/26/2010	12,000	$45.57	$208,680
Bruce P. Boynton Senior Vice President, Operations	10/26/2010	10/26/2010	8,000	$45.57	$139,120
David M. Katz Vice President, Sales and Marketing	10/26/2010	10/26/2010	8,000	$45.57	$139,120

(1) Amounts represent the number of stock-settled stock appreciation rights granted to our named executive officers during fiscal 2011. These stock appreciation rights are subject to a five-year cliff vesting schedule under which the stock appreciation rights become vested and exercisable five years from the date of grant. Each of these grants expires ten years from the date of grant.

(2) Amounts represent the fair market value of our Common Stock on the date of the grant. Fair market value is determined using the closing price of our Common Stock as reported on the New York Stock Exchange on the date of the grant.

(3) Amounts represent the grant date fair value of each stock appreciation right award during fiscal 2011. These amounts were calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). None of the stock appreciation rights was repriced or otherwise modified.

Outstanding Equity Awards at Fiscal Year-End – 2011

The following table sets forth information concerning the outstanding shares of restricted stock and the unexercised options to purchase shares of our Common Stock and stock appreciation rights held as of August 27, 2011 by our named executive officers:

	Option Awards				Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable**	**Option Exercise Price**	**Option Expiration Date**	**Number of Shares of Stock That Have Not Vested**	**Market Value of Shares of Stock That Have Not Vested**	**Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested**
Ronald D. Croatti	2,100	–	$19.93	1/14/2013	–	–	–	–
Chairman of the Board,	2,100	–	$24.35	11/4/2013	–	–	–	–
President and Chief	2,100	–	$27.98	10/25/2014	–	–	–	–
Executive Officer	2,100	–	$34.83	10/27/2015	–	–	–	–
	–	2,100(1)	$36.05	10/31/2016	–	–	–	–
	–	2,100(2)	$37.92	11/7/2017	–	–	–	–
	–	2,500(3)	$27.08	11/11/2018	–	–	–	–
	–	–	–	–	41,667(8)	$2,042,516(9)	–	–
	–	–	–	–	233,333(10)	$11,437,984(9)	116,667(11)	$5,719,016(9)
Steven S. Sintros	700	–	$34.83	10/27/2015	–	–	–	–
Vice President and	–	700(1)	$36.05	10/31/2016	–	–	–	–
Chief Financial Officer	–	700(2)	$37.92	11/7/2017	–	–	–	–
	–	700(3)	$27.08	11/11/2018	–	–	–	–
	–	1,300(4)	$28.85	1/13/2019	–	–	–	–
	–	8,000(5)	$42.55	11/10/2019	–	–	–	–
	–	8,000(7)	$45.57	10/26/2020	–	–	–	–
Cynthia Croatti	1,400	–	$27.98	10/25/2014	–	–	–	–
Executive Vice	1,600	–	$34.83	10/27/2015	–	–	–	–
President and	–	1,600(1)	$36.05	10/31/2016	–	–	–	–
Treasurer	–	1,600(2)	$37.92	11/7/2017	–	–	–	–
	–	2,000(3)	$27.08	11/11/2018	–	–	–	–
	–	12,000(5)	$42.55	11/10/2019	–	–	–	–
	–	12,000(7)	$45.57	10/26/2020	–	–	–	–
Bruce P. Boynton	1,400	–	$34.83	10/27/2015	–	–	–	–
Senior Vice President,	–	1,400(1)	$36.05	10/31/2016	–	–	–	–
Operations	–	1,400(2)	$37.92	11/7/2017	–	–	–	–
	–	2,000(3)	$27.08	11/11/2018	–	–	–	–
	–	8,000(5)	$42.55	11/10/2019	–	–	–	–
	–	8,000(7)	$45.57	10/26/2020	–	–	–	–
David M. Katz	–	2,000(6)	$27.10	2/2/2019	–	–	–	–
Vice President, Sales	–	8,000(5)	$42.55	11/10/2019	–	–	–	–
and Marketing	–	8,000(7)	$45.57	10/26/2020	–	–	–	–

(1) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 31, 2011.

(2) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 7, 2012.

(3) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 11, 2013.

(4) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on January 13, 2014.

(5) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 10, 2014.

(6) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on February 2, 2014.

(7) These stock-settled stock appreciation rights are subject to a five-year cliff vesting schedule and become vested and exercisable on October 26, 2015.

(8) Represents 41,667 shares of restricted stock that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement.

(9) Amounts shown are based on the closing price of the Company's Common Stock of $49.02 per share on August 26, 2011, the last trading day of fiscal 2011, as reported by the New York Stock Exchange.

(10) Represents 233,333 shares of restricted stock that were earned upon the satisfaction of performance criteria and that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement.

(11) Represents 116,667 shares of restricted stock that are subject to both the satisfaction of performance criteria and time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement.

Option Exercises and Stock Vested Table – Fiscal 2011

The following table sets forth the number of shares of Common Stock acquired or that vested and the aggregate dollar value realized as a result of stock option exercises and the vesting of restricted stock during fiscal 2011 with respect to our named executive officers:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise(1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(2)**
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	–	–	8,333	$444,816(4)
Steven S. Sintros Vice President and Chief Financial Officer	–	–	–	–
Cynthia Croatti Executive Vice President and Treasurer	–	–	–	–
Bruce P. Boynton Senior Vice President, Operations	1,100	$31,647(3)	–	–
David M.Katz Vice President, Sales and Marketing	–	–	–	–

(1) Value realized on exercise is calculated as the market value of our Common Stock at the time of exercise of the stock option less the exercise price paid, multiplied by the number of shares underlying the stock option exercised.

(2) Value realized on vesting is calculated as the market value of our Common Stock at the time of vesting, multiplied by the number of shares that vested.

(3) Value realized on exercise is as follows: $28.77 (the market value at the time of exercise of $56.75 less the exercise price of $27.98), multiplied by 1,100 shares acquired upon exercise.

(4) Value realized on vesting is as follows: $53.38 (the market value at the time of vesting), multiplied by 8,333 shares vested.

Pension Benefits Table – Fiscal 2011

The following table sets forth the actuarial present value of accumulated benefits under our Unfunded Supplemental Executive Retirement Plan, the number of years of credited service and the dollar amount of payments and benefits paid during fiscal 2011 to our named executive officers as of August 27, 2011:

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefits(2)	Payments During Last Fiscal Year
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$2,163,193	–
Steven S. Sintros Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	7	$37,138	–
Cynthia Croatti Executive Vice President and Treasurer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$612,120	–
Bruce P. Boynton Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$782,626	–
David M. Katz Vice President, Sales and Marketing	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	2	$29,071	–

(1) As discussed in more detail below under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan", our SERP limits the number of years of credited service to thirty for purposes of determining a participant's benefits under the plan.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 27, 2011. Our obligation has been estimated assuming benefits commence on the individual's social security retirement date and using FASB ASC Topic 715 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

UniFirst Corporation Unfunded Supplemental Executive Retirement Plan

Certain of our and our affiliates' employees are eligible to participate in our SERP, including our named executive officers. Retirement benefits provided by our SERP are based on a participant's average annual base earnings, exclusive of bonuses, commissions, fringe benefits and reimbursed expenses, for the last three years of full-time employment prior to the participant's retirement date ("Final Average Earnings"). On January 8, 2008, the Board of Directors approved an amendment to our SERP (the "SERP Amendment") which modifies the calculation of a participant's plan benefit. Prior to the SERP Amendment, our SERP provided that upon a participant's retirement on his social security retirement date, the participant would receive an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less the participant's primary Social Security benefit. The SERP Amendment provides that upon the retirement of a participant on his social security retirement date, a participant will receive a plan benefit in an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less 3.33% of the participant's primary Social Security benefit multiplied by his years of service, limited to 30 years. The SERP Amendment did not change the plan benefit of a participant with at least 30 years of credited service. For participants who retire on or after January 1, 2008 with less than 30 years of credited service, the SERP Amendment provides for a slightly greater plan benefit than under the previous version of our SERP as a result of the change in the calculation of the primary social security benefit offset used in calculating the plan benefit. The SERP Amendment had no effect on participants who retired prior to January 1, 2008.

Pension payments under our SERP are made at the intervals then in effect for the payment of base salaries to our executive officers. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits for up to 12 years from the participant's date of retirement. Our SERP provides that, upon any change in control of the Company, participants in our SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

On December 23, 2008, the Board of Directors approved an additional amendment (the "Second SERP Amendment") to the SERP. The Second SERP Amendment is meant to clarify the definition of "separation from service" and to conform with final regulations interpreting Internal Revenue Code Section 409A. Prior to the Second SERP Amendment, the SERP did not specifically address whether a transition to part-time employment after retirement was a "separation from service" which would permit payments to commence. As amended, the SERP provides that payments will start for participants who have retired but who continue to provide services on a part-time schedule, provided that the part-time schedule is less than one-half of the participant's previous full time schedule. No benefits were increased because of the Second SERP Amendment.

Potential Payments Upon Termination or Change in Control

Employment Agreement with Ronald D. Croatti

On April 5, 2010, we entered into an Employment Agreement (the "Employment Agreement") with Ronald D. Croatti, the Company's Chairman, Chief Executive Officer and President. The Employment Agreement provides for the employment of Mr. Croatti for a term of six years, subject to earlier termination as set forth in the Employment Agreement. Pursuant to the Employment Agreement, Mr. Croatti's initial base salary was his base salary in effect as of April 5, 2010 and is reviewed on an annual basis consistent with our usual practices for senior executives. In addition, Mr. Croatti is entitled to participate in the Company's executive cash bonus plan in the same manner as other senior executives of the Company and to receive a grant of 350,000 shares of restricted common stock pursuant to a Performance Criteria Restricted Stock Award Agreement (as set forth below). In the event that we terminate Mr. Croatti's employment without cause during the term of the Employment Agreement, Mr. Croatti will be entitled to receive one-half of his annual base salary then in effect. If Mr. Croatti had been terminated without cause on August 27, 2011, the last day of fiscal 2011, Mr. Croatti would have been entitled to receive $275,000. Mr. Croatti has agreed under the Employment Agreement not to compete with the Company or to solicit our employees or customers for a period of 24 months following his termination.

Restricted Stock Award Agreements with Ronald D. Croatti

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 350,000 shares of restricted common stock (the "Performance Restricted Shares") to Mr. Croatti. The Performance Restricted Shares will be earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods set forth in such agreement (collectively, the "Performance Criteria"). The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or a portion of the Performance Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Shares"). Upon any such transfer, the restrictions and conditions to which the Performance Restricted Shares are subject under the Performance Criteria Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Shares. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Performance Restricted Shares, all of the Performance Restricted Shares that have been or will be earned upon achievement of the Performance Criteria through the end of the fiscal year during which such termination occurred will become fully vested. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 27, 2011, the last day of fiscal 2011, Mr. Croatti would have earned 116,666 Performance Restricted Shares (in addition to the 116,667 Performance Restricted Shares previously earned by Mr. Croatti under the Performance Criteria Restricted Stock Award Agreement through such date), and all 233,333 of such shares would have become fully vested with a market value of approximately $11,437,984 based on the closing price of our Common Stock of $49.02 per share on such date as reported by the New York Stock Exchange.

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 50,000 shares of restricted common stock (the "Restricted Shares") to Mr. Croatti. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or a portion of the Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Stock"). Upon any such transfer, the restrictions and conditions to which the Restricted Shares are subject under the Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Stock. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Restricted Shares, all of the Restricted Shares will immediately and automatically vest in full. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 27, 2011, the last day of fiscal 2011, the 41,667 unvested Restricted Shares as of such date would have become fully vested with a market value of approximately $2,042,516 based on the closing price of our Common Stock of $49.02 per share as reported by the New York Stock Exchange.

The foregoing summaries of the Employment Agreement and the Restricted Stock Award Agreements are qualified in their entirety by reference to each of these agreements, copies of which have been filed as Exhibits to our Quarterly Report on Form 10-Q on April 8, 2010.

Unfunded Supplemental Executive Retirement Plan

As discussed under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above, upon a change in control of the Company, our named executive officers will receive a lump sum payment under our SERP equal to the actuarial equivalent of their plan benefit as of the date of the change in control. For more information concerning our SERP, see the "Pension Benefits Table – Fiscal 2011" and the discussion under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above.

Director Compensation Table – Fiscal 2011

The Compensation Committee determines Director compensation based on the following principles: (1) Director compensation should be aligned with the long-term interest of shareholders, (2) compensation should be used to motivate Director behavior; (3) Directors should be adequately compensated for their time and effort; and (4) Director compensation should be approached on an overall basis, rather than as an array of separate elements.

We determine Director compensation on a calendar year basis. The non-employee Director fee schedule for calendar 2011 is as follows: an annual fee of $36,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; 2,500 fully vested stock-settled stock appreciation rights; and a grant of 1,000 shares of restricted stock.

The non-employee Director fee schedule for calendar 2012 is as follows: an annual fee of $38,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; and a $1,000 fee for participating in a telephonic Committee meeting. Each non-employee Director will also receive a fully vested stock-settled stock appreciation right with respect to that number of shares of Common Stock which will result in such stock appreciation right having a value (based on the valuation methodology used by the Company for financial reporting purposes) at the time of grant equal to $35,000, at an exercise price equal to the closing price of the Company's Common Stock on the grant date. In addition, each non-employee Director will receive shares of unrestricted Common Stock having a value (based on the closing price of the Company's Common Stock on the grant date) equal to $65,000.

Each Director who was also an employee of our Company received no Director's fees during fiscal year 2011 and will receive no Director's fees during fiscal year 2012.

The compensation earned by our Directors during fiscal 2011 is set forth in the table below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation	Total
Phillip L. Cohen	$79,800	$56,060	$47,700	–	$183,560
Robert F. Collings	$69,400	$56,060	$47,700	–	$173,160
Anthony F. DiFillippo	$47,000	$56,060	$47,700	–	$150,760
Donald J. Evans	$74,800	$56,060	$47,700	–	$178,560
Michael Iandoli	$57,800	$56,060	$47,700	–	$161,560
Thomas S. Postek	$64,400	$56,060	$47,700	–	$168,160

(1) The amounts shown represent the aggregate grant date fair value related to 1,000 shares of restricted stock awarded to each of our non-employee Directors on January 14, 2011, calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). Such shares of Common Stock granted on January 14, 2011 become fully vested and exercisable on January 2, 2012. Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 27, 2011.

(2) The amounts shown represent the aggregate grant date fair value related to the grant of 2,500 stock-settled stock appreciation rights to each of our non-employee Directors on January 14, 2011 calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). These stock appreciation rights were fully vested upon grant and expire eight years after the grant date or on the second anniversary of the date that the Director ceases to be a member of the Board of Directors, whichever occurs first. Additional information concerning our financial reporting of stock appreciation rights is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 27, 2011.

Compensation Committee Interlocks and Insider Participation

During the 2011 fiscal year, the Compensation Committee consisted of Messrs. Collings, Cohen, Evans, Iandoli and Postek. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. During the 2011 fiscal year, to the knowledge of the Company, none of its executive officers:

- served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee;
- served as directors of another entity, one of whose executive officers served on the Compensation Committee; or
- served as members of the compensation committee of another entity, one of whose executive officers served as one of the Company's Directors.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter and include overseeing the integrity of UniFirst's financial statements, the independent auditors' qualifications and independence and the performance of the independent auditors and the internal audit function.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended August 27, 2011, including a discussion of accounting principles, judgments and disclosure in the financial statements.
- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Form 10-Q and 10-K prior to filing.
- Discussed with management and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.
- Discussed with the independent registered public accounting firm the overall scope and the plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.
- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.
- Reviewed all audit and non-audit services performed by the independent registered public accounting firm and considered whether the provision of non-audit services is compatible with maintaining the auditor's independence.

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ending August 27, 2011 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2011

Phillip L. Cohen (Chair)
Robert F. Collings
Donald J. Evans
Thomas S. Postek

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2011, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of the effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $908,120. During fiscal 2010, the aggregate fees and expenses for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $882,300.

Audit-Related Fees. During fiscal 2011, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements. During fiscal 2010, the aggregate fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $24,500.

Tax Fees. During fiscal 2011, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $169,000. During fiscal 2010, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $99,000.

All Other Fees. During fiscal 2011 and 2010, there were no fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs.

Under its charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the Securities and Exchange Commission. Each year, the Audit Committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Certain Relationships and Related Transactions

The Company's Board of Directors has adopted a written Related Person Transaction Approval Policy to monitor transactions, arrangements or relationships in which the Company is a participant and any of the following have a direct or indirect material interest: (a) an executive officer, director or director nominee; (b) an immediate family member of an executive officer, director or director nominee; (c) a shareholder that beneficially owns more than 5% of the Company's Common Stock or Class B Common Stock; or (d) any immediate family member of such 5% shareholder. The policy generally covers related person transactions that meet the minimum threshold for disclosure under relevant SEC rules. Such related person transactions generally involve amounts exceeding $120,000.

The Company's Chief Financial Officer, together with outside legal counsel, identifies any potential related person transactions and, if he determines that a transaction constitutes a related person transaction under the policy, the Chief Financial Officer provides relevant details to the Audit Committee. If the Chief Financial Officer has an interest in a potential related person transaction, the Chief Executive Officer assumes the role of the Company's Chief Financial Officer under the policy. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions. Certain related person transactions are deemed pre-approved by the Audit Committee, including transactions, arrangements or relationships where the rates or charges involved in the transactions are determined by competitive bids.

During the 2011 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, Directors and greater than 10% shareholders of the Company are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Executive officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2011 fiscal year, the Company believes that, during the 2011 fiscal year, all executive officers, Directors and greater than 10% shareholders of the Company complied with applicable Section 16(a) filing requirements except that Mr. A. DiFillippo inadvertently filed one late Form 4 with respect to one transaction.

PROPOSAL 2

NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, the Company is providing shareholders with the opportunity to vote on the compensation of the Company's named executive officers as disclosed in this Proxy Statement. This is commonly known as a "say-on-pay" vote. The Company is required to include this non-binding, advisory vote in its Proxy Statement no less frequently than once every three years. At the Annual Meeting, the Company is presenting to shareholders the following non-binding, advisory resolution regarding the approval of the compensation of the Company's named executive officers:

> "RESOLVED, that the shareholders of the Company approve the compensation of the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K."

The compensation of the Company's named executive officers that is the subject of the foregoing resolution is the compensation disclosed in the "Executive Compensation" section of this Proxy Statement under the headings "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards – Fiscal 2011," "Outstanding Equity Awards at Fiscal Year End – 2011," "Option Exercises and Stock Vested Table – Fiscal 2011," "Pension Benefits Table – Fiscal 2011," "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan," and "Potential Payments Upon Termination or Change in Control." You are encouraged to carefully review these sections.

The section of this Proxy Statement under the heading "Compensation Discussion and Analysis" includes a detailed discussion of each of the following as it relates to the Company's named executive officers:

- the objectives of the Company's compensation programs;
- what the Company's compensation programs are designed to reward;
- each element of compensation;
- why the Company chooses to pay each element of compensation;
- how the Company determines the amount (and, where applicable, the formula) for each element to pay; and
- how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives.

The Board of Directors unanimously recommends that shareholders approve the foregoing resolution for the same reasons that the Company decided to provide this compensation to its named executive officers as articulated in the "Compensation Discussion and Analysis" section.

Vote Required; Effect of Vote

The approval of the resolution in this Proposal 2 requires the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions and broker non-votes will not be treated as votes cast and, accordingly, will have no effect on the outcome of the vote on this Proposal 2.

The resolution that is the subject of this Proposal 2 is a non-binding, advisory resolution. Accordingly, the resolution will not have any binding legal effect regardless of whether it is approved or not. However, the Compensation Committee does intend to take the results of the vote on this Proposal 2 into account in its future decisions regarding the compensation of the Company's named executive officers.

Recommendation

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THIS RESOLUTION.

PROPOSAL 3

NON-BINDING, ADVISORY VOTE ON FREQUENCY OF FUTURE NON-BINDING, ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, the Company is providing shareholders with the opportunity to vote to determine whether the Company should submit to shareholders a say-on-pay vote similar to Proposal 2 of this Proxy Statement every one, two or three years. The Company is required to include this non-binding, advisory vote in its Proxy Statement no less frequently than once every six years.

At the Annual Meeting, shareholders may cast a vote on the frequency of a say-on-pay vote by choosing one of three alternative frequencies for the proposal: every year (box "1 Year" on the proxy card), every two years (box "2 Years" on the proxy card) or every three years (box "3 Years" on the proxy card). In addition, shareholders may choose to abstain from voting on this Proposal 3.

The Board of Directors believes that, of the three alternative frequencies, submitting a non-binding, advisory say-on-pay vote to shareholders every three years is the most appropriate choice. The Company believes that shareholder feedback every three years will be more useful as it will provide shareholders with a sufficient period of time to evaluate the overall compensation of the named executive officers, the components of that compensation and the effectiveness of that compensation. The amount of compensation and mix of components of such compensation in any one year may differ from year to year, and the three year period will provide shareholders with a more complete view of the amount and mix of that compensation. The triennial say-on-pay vote will provide shareholders with the benefit of assessing over a period of years whether the components of the compensation paid to the named executive officers have achieved positive results for the Company.

In particular, the three-year period will provide shareholders with the ability to assess the effectiveness of the Company's awards of long-term incentive compensation. The Company uses long-term equity incentive awards to align the interests of the named executive officers and the Company's shareholders by providing executives with incentives to increase shareholder value and a reward for doing so. A triennial vote will enable shareholders to evaluate the effectiveness of long-term equity incentive awards in achieving these objectives over a longer period of time, which is consistent with the long-term nature of this form of compensation and the Company's corresponding long-term business strategies and objectives.

Vote Required; Effect of Vote

The approval of any of the three alternative frequencies set forth in this Proposal 3 requires the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon. Because there are three alternatives, it is possible that none of the three alternatives will receive a majority of the votes cast. In that case, applicable law provides that none of the three alternatives will have been approved. However, shareholders will still be able to communicate their preference with respect to this vote by choosing from among these three alternatives. Abstentions and broker non-votes will not be treated as votes cast and, accordingly, will have no effect on the outcome of the vote on this Proposal 3.

This Proposal 3 is a non-binding, advisory proposal. Accordingly, neither the approval of one of the three alternative frequencies nor the failure to approve any of the three alternative frequencies will have any binding legal effect. However, the Compensation Committee does intend to take the results of the vote on this Proposal 3 into account in its decision regarding the frequency with which the Company submits say-on-pay votes to shareholders in the future.

Recommendation

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE TO HOLD A SAY-ON-PAY VOTE EVERY THREE YEARS.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 25, 2012. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management. In addition, although not required by law, the Audit Committee will take into account the vote of the Company's shareholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 25, 2012.

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Under the Company's By-laws, any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2013 Annual Meeting of Shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 9, 2012. In addition, in order to be included in the Proxy Statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2013 Annual Meeting of Shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 13, 2012 and no later than October 28, 2012.

Annual Report on Form 10-K

The Company will provide each shareholder with a copy of its Annual Report on Form 10-K, including the financial statements and schedules to such report but excluding exhibits, required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year, without charge, upon receipt of a phone call or written request from such person. Such request must be made to the Company's Investor Services group by calling (978) 658-8888 or by writing to Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Wilmington, Massachusetts
December 6, 2011

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Shareholder Information

EXECUTIVE OFFICERS

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

David M. Katz
Vice President, Sales and Marketing

Steven S. Sintros
Vice President, Finance and Chief Financial Officer

Raymond C. Zemlin
Secretary

OPERATING AND CORPORATE OFFICERS

John R. Badey
Vice President, Distribution and Engineering

John B. Bartlett
Assistant Secretary and Assistant Treasurer

George J. Bakevich
Vice President, UniTech Services Group

Benjamin F. Childers
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Shane F. O'Connor
Corporate Controller

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

DIRECTORS

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Phillip L. Cohen
Retired Partner of an international accounting firm and Certified Public Accountant

Dr. Robert F. Collings
President's Council of Massachusetts General Hospital (Honorary Member) and Board of Advisors of Calare Real Estate Fund

Anthony F. DiFillippo
Former UniFirst Corporation President

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; Former General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue; and Trustee, Massachusetts Eye and Ear Infirmary

Michael Iandoli
President/CEO of The Larz Anderson Auto Museum and former Senior Executive and President of TAC Worldwide Companies

Thomas S. Postek
Financial Analyst for Geneva Investment Management of Chicago

FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's 2011 Form 10-K. Written requests should be addressed to Steven S. Sintros, *Chief Financial Officer.*

TRANSFER AGENT

Computershare Trust Company, N.A.
Attn: Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP

LEGAL COUNSEL

Goodwin Procter LLP


UniFirst



UniFirst U1st®

68 Jonspin Road | Wilmington, MA 01887-1086 | www.unifirst.com | 978.658.8888